UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 30, 2009

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: STMicroelectronics N.V.’s Third Quarter and First Nine Months 2009:

●     Operating and Financial Review and Prospects;

●     Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Equity and related Notes for the three months and nine months ended September 26, 2009; and

●     Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity for the three months and nine months ended September 26, 2009 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2008 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on May 13, 2009 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements, in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations”. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to: sales returns and allowances; determination of fair value of deliverables in multiple element sale arrangements, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory; litigation and claims; valuation at fair value of acquired assets including intangibles and their estimated amortization periods and assumed liabilities in a business combination; goodwill, investments and tangible assets as well as the impairment of their related carrying values; the assessment in each reporting period of events, which could trigger interim impairment testing; measurement of the fair value of securities classified as available-for-sale, including debt securities, for which no observable market price is obtainable; the valuation of equity investments under the equity method; the assessment of credit losses and other-than-temporary impairment charges on financial assets, the valuation of noncontrolling interests, particularly in case of contribution in kind as part of a business combination; restructuring charges; assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon the satisfaction of certain conditions of future performance; measurement of hedge effectiveness of derivative instruments; deferred income tax assets including required valuation allowance and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties and the determination of the estimated amount of taxes to be paid for the full year, including forecasted results of ordinary taxable income by jurisdiction. We base our estimates and assumptions on historical experience and on various other factors such as market trends, market comparables, business plans and levels of materiality that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

•          Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate for a significant move in the current market price. The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered likely and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We carry only limited insurance against immaterial, non-consequential damages in the event of a product recall. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claim.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we consider doubtful. In the first nine months of 2009, we did not record any new material specific provision related to bankrupt customers other than our standard provision of 1% of total receivables based on estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required. Such deterioration is increasingly likely given the current crisis in the credit markets. Under the current financial situation, we are obliged to hold shipment to certain of our customers on credit watch, which affects our sales and aims at protecting us from credit risk.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an agreement, the revenue arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under the guidance on revenue arrangements with multiple deliverables.

•          Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including IP R&D, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At September 26, 2009, the value of goodwill amounted to $1,082 million. Of such amount, $145 million was recognized during the first nine months of 2009 at the creation of ST-Ericsson following the purchase price allocation.

•          Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill. In addition to our yearly campaign, as our market capitalization declined to a level below our book value, we performed analyses during the first nine months of 2009 using the most current long term financial plan available. We recorded specific impairment charges related to the carrying value of certain marketable securities and equity investments during the period, as well as $6 million on goodwill. We did not record any goodwill impairment during the third quarter. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. Due to the ongoing uncertainty of the current market conditions, which may continue to negatively impact our market value, we will continue to monitor the carrying value of our assets. If market and economic conditions deteriorate further, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, including ST-Ericsson, and possible further impairment charges relating to our investment in Numonyx, particularly in the event of a downward shift in expected revenues or operating cash flow in relation to our current plans.

•          Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, as well as from the purchase method of accounting for acquisitions, purchased software and internally developed software that is capitalized. In addition, intangible assets subject to amortization include intangible assets acquired through business combinations such as core technologies and customer relationships. Intangible assets subject to amortization are reflected net of any impairment losses and are amortized over their estimated useful life. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required to forecast the future operating results used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and the relevant cost structure. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment of certain intangible assets. At September 26, 2009, the value of intangible assets subject to amortization amounted to $851 million, of which $37 million was related to the ST-Ericsson joint venture consolidated in the first quarter of 2009.

•          Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment, whose useful life was estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is placed into service.

We perform an impairment review when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger such a review include: significant negative industry trends; significant underutilization of the assets or available evidence of obsolescence of an asset; strategic management decisions impacting production or an indication that an asset’s economic performance is, or will be, worse than expected; and a more likely than not expectation that assets will be disposed of prior to their estimated useful life. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount and fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss. In the first nine months of 2009, $25 million of impairment charges were recorded on long-lived assets of our manufacturing sites in Carrollton, Texas and in Phoenix, Arizona, of which $1 million was recorded in the third quarter of 2009.

•          Inventory. Inventory is stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent upon our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity. These costs are not included in the valuation of inventories but are charged directly to the cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion. As required, we evaluate inventory acquired as part of purchase accounting at fair value, less completion and distribution costs and related margin.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

•          Business combination. The purchase method of accounting for business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. On February 3, 2009, we announced the closing of our agreement to merge ST-NXP Wireless into a 50/50 joint venture with Ericsson Mobile Platforms (“EMP”). Ericsson contributed $1,111 million to the joint venture (net of transaction costs of $18 million), out of which $700 million was paid to us. We also received $99 million as an equity investment in ST-Ericsson AT Holding AG (“JVD”), in which we own 50% less a controlling share held by Ericsson. Our contribution to the joint venture represented a total amount of $2,210 million, of which $1,105 million was allocated to noncontrolling interests in the wireless business. The purchase price allocation resulted in the recognition of $48 million in customer relationships, $23 million in property, plant and equipment, $49 million liabilities net of other current assets, $145 million on goodwill and $306 million on Ericsson’s noncontrolling interest in the joint venture.

•          Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance and timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In the first nine months of 2009, the net amount of restructuring charges and other related closure costs amounted to $159 million before taxes.

•          Share-based compensation. We are required to expense our employees’ share-based compensation awards for financial reporting purposes. We measure our share-based compensation cost based on its fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including market performance and financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting market performance and financial results targets, forfeitures and employees’ service period. As a result, in relation to our nonvested Stock Award Plan, we recorded a total pre-tax expense of $27 million in the first nine months of 2009, out of which $4 million was related to the 2006 plan; $14 million to the 2007 plan; $7 million to the 2008 plan and $2 million to the 2009 plan. The shares from the 2009 plan were granted on July 28, 2009. The performance measurement conditions for the 2009 plan include: evolution of sales and evolution of operating income both compared against our top competitors and actual cash flow as compared to the forecast. As of September 26, 2009, according to our best estimates, the only criterion projected to be met is cash flow.

•          Earnings (loss) on Equity Investments. We are required to record our proportionate share of the results of the entities that are consolidated by us under the equity method. This recognition is based on results reported by these entities, sometimes on a one-quarter lag, and, for such purpose, we rely on their internal controls. In the first nine months of 2009, we recognized approximately $98 million as our proportional interest in the loss recorded by Numonyx, based on our 48.6% ownership interest, net of amortization of basis differences; $33 million of which was recorded in the third quarter of 2009. In addition, we recognized in the first nine months of 2009, $24 million related to the ST-Ericsson entities consolidated under the equity method, net of the amortization of basis differences; $9 million of which was recorded in the third quarter of 2009. In case of triggering events, we are required to determine the fair value of our investment and assess the classification of temporary versus other-than-temporary impairments of the carrying value. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In the first quarter of 2009, due to the deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s results, we assessed the fair value of our investment and recorded an additional other-than-temporary impairment charge of $200 million. The calculation of the impairment was based on both an income approach, using discounted cash flows, and a market approach, using the metrics of comparable public companies. We did not book any impairment charge in the second or third quarter of 2009.

•          Financial assets. We classify our financial assets in the following categories: held-for-trading and available-for-sale. Additionally, upon the adoption of FASB guidance on fair value measurements for financial assets and liabilities, we did not elect to apply the fair value option on any financial assets. Such classification depends on the purpose for which the investments are acquired. Management determines the classification of its financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost. They are neither classified as held-for-trading nor as available-for-sale. Regular purchases and sales of financial assets are recognized on the trade date – the date on which we commit to purchase or sell the asset. Financial assets are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of income. Available-for-sale and held-for-trading financial assets are subsequently carried at fair value. The gain (loss) on the sale of the financial assets is reported as a non-operating element on the consolidated statements of income. The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market. In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs. Based on the previously adopted mark to model methodology, in the first nine months of 2009 we had an additional impairment of $72 million on the value of the Auction Rate Securities that Credit Suisse purchased on our account contrary to our mandate, that was considered as other-than-temporary, with no additional loss in the third quarter of 2009. For more information about the Auction Rate Securities purchased by Credit Suisse contrary to our instruction, which are still accounted for and owned by us pending the execution of the favorable arbitration award against Credit Suisse Securities LLC (“Credit Suisse”) by the Financial Industry Regulatory Authority (“FINRA”), see “Liquidity and Capital Resources”.

•          Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of the effective tax rate as well as certain assets and liabilities and provisions. Furthermore, the adoption of the FASB guidance on accounting for uncertainty in income taxes requires an evaluation of the probability of any tax uncertainties and the recognition of the relevant charges.

We are also required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. Our deferred tax assets have increased substantially in recent years in light of our negative operating results and restructuring charges. As of September 26, 2009, we recorded in our accounts certain valuation allowances based on our current operating assumptions. However, should our operating assumptions change we may be impaired in our ability to fully recover our deferred tax assets in the future. Likewise, a change in the tax rates applicable in the various jurisdictions could have an impact on our future tax provisions in the periods in which these changes could occur.

•          Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communication alleging possible infringement of patents and other intellectual property rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying intellectual property right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See Item 3. “Key Information—Risk Factors—Risks Related to Our Operations—We depend on patents to protect our rights to our technology” included in the Form 20-F, as may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ intellectual property rights. We are also involved in several legal proceedings concerning such issues.

As of September 26, 2009, based on our assessment, we did not record any provisions in our financial statements relating to third party intellectual property right claims since we had not identified any risk of probable loss that is likely to arise out of asserted claims or ongoing legal proceedings. There can be no assurance, however, that these will be resolved in our favor. If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operation and our ability to compete.

•          Pension and Post Retirement Benefits. Our results of operations and our consolidated balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. At September 26, 2009, our pension obligations amounted to $340 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for the majority of our plans is December 31.

•          Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposure as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate in a correct and timely manner the amount of such loss this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2009 ended on March 28, 2009. The second quarter of 2009 ended on June 27, 2009 and the third quarter of 2009 ended on September 26, 2009. The fourth quarter of 2009 will end on December 31, 2009. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPUs”), dynamic random access memories (“DRAMs”), optoelectronics devices and Flash Memories).

In the first nine months of 2009, the semiconductor industry continued to be negatively impacted by the difficult conditions in the global economy, which caused the TAM and the SAM to register double-digit declines. However, on a quarterly basis, during 2009 the industry experienced a sequential recovery after the bottom registered in the first quarter; in particular, in the third quarter the semiconductor market experienced a solid recovery compared to the second quarter, driven by an overall increase in demand. Based on most recently published estimates, in the first nine months of 2009, semiconductor industry revenues declined on a year-over-year basis by approximately 20% for the TAM and 22% for the SAM to reach approximately $158 billion and $95 billion, respectively. However, the TAM and the SAM increased 20% and 16% sequentially, although they remained significantly below their third quarter 2008 levels.

With reference to our business performance, following the deconsolidation of our FMG segment on March 30, 2008, the consolidation of the NXP wireless business on August 2, 2008 and the consolidation of the EMP wireless business as of February 3, 2009, our operating results are no longer directly comparable to previous periods.

In the first nine months of 2009, our revenues were $5,927 million, or a 21.7% decline including the contribution of the recently acquired wireless business, which was overall in line with the performance of the SAM. On a comparable portfolio basis, for example, excluding the aforementioned contributions, our revenues were estimated to have decreased more than the SAM.

Our revenues in the third quarter of 2009 were $2,275 million, a decline of 15.6% over the same period in 2008, due to a significant drop in customer demand across most geographic regions. This trend reflected double-digit declines in all main market applications, partially balanced by the contribution of the acquired wireless business.

On a sequential basis, third quarter 2009 revenues increased 14.1%, reflecting a higher demand across all of our served market segments, as well as in all regions, with particular strength in Asia Pacific and Greater China and with revenue growth restarted in the Americas and the EMEA. This good performance was primarily driven by a strong volume contribution.

In the first nine months of 2009, our effective exchange rate was $1.35 for €1.00, which reflects actual exchange rate levels and the impact of cash flow hedging contracts, compared to an effective exchange rate of $1.52 for €1.00 in the first nine months of 2008. In the third quarter of 2009 our effective exchange rate was $1.38, while in the second quarter of 2009 and in the third quarter of 2008 our effective exchange rate was $1.34 and $1.54, respectively, for

€1.00. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our gross margin for the first nine months of 2009 dropped 8 percentage points on a year-over year basis to reach 28.2%, mainly due to lower sales volume and pressure on average selling prices as a result of the deteriorated economic conditions. Furthermore, our gross margin for the first nine months of 2009 was penalized by approximately 5 percentage points because of underutilization charges associated with the loading reduction of several manufacturing sites, resulting from falling demand and pursued by us with the objective of cutting the level of our inventories in order to protect our cash resources in face of the extremely difficult conditions in the financial markets. The negative impact of such charges as well as the related manufacturing inefficiencies were partially offset by the more favorable U.S. dollar exchange rate and the contribution of an improved product portfolio mix following the wireless business acquisition.

Our third quarter 2009 gross margin was 31.3%, decreasing from the 35.6% reported in the equivalent period in 2008 and negatively impacted by the same factors affecting gross margin in the first nine months of 2009. However, sequentially, our gross margin recovered from the 26.1% reported in the second quarter thanks to improved volumes and fab loading as well as cost reduction measures. Despite such sequential improvement, however, our gross margin continued to be partially penalized by the underloading of our fabs and the resulting unused capacity charges, although at a level largely below the previous quarters.

Our operating expenses, combining selling, general and administrative expenses, as well as Research and Development expenses, increased in the first nine months of 2009 compared to the first nine months of 2008, despite a significant favorable currency impact due primarily to the increased R&D activities consolidated with the recent wireless acquisitions. Our R&D expenses in the first nine months of 2009 were net of $114 million of tax credits associated with our ongoing programs.

In the first nine months of 2009, we continued certain ongoing restructuring activities launched in the past years and additionally implemented new headcount reduction programs to streamline our cost structure in light of the persisting difficult market conditions. This resulted in impairment and restructuring charges of approximately $194 million. In the first nine months of 2008, these charges amounted to $390 million, including a $191 million loss relating to the FMG asset disposal.

Our “Other income and expenses, net” improved significantly in the first nine months of 2009, supported by the additional funds granted to our R&D programs through new contracts signed with the French Administration covering the period 2008 through 2012. Total funding recognized in the period was approximately $158 million, including recognition of contracts signed in 2009 but related to 2008 projects. As a result, “Other income and expenses, net” resulted in income of $127 million compared to income of $56 million in the equivalent period in 2008.

Our operating result in the first nine months of 2009 was a loss of $1,016 million compared to a loss of $59 million in the first nine months of 2008. As indicated above, our operating loss was largely negatively impacted by the material drop in our revenues and unused capacity charges, which exceeded the benefits of the strengthening U.S. dollar exchange rate.

Our third quarter 2009 operating result was a loss of $196 million decreasing from the previous quarter’s loss of $428 million, driven by higher sales volume and cost structure efficiencies.

Interest income decreased significantly from the $48 million registered in the first nine months of 2008 to $6 million in the first nine months of 2009 as a consequence of less interest income received on our financial resources due to significantly lower U.S. dollar and Euro denominated interest rates compared to the first nine months of 2008.

In the first nine months of 2009, we registered a $324 million loss on equity investments, of which $298 million was related to our proportional stake in Numonyx and included a $200 million equity investment impairment recorded in the first quarter 2009, $24 million representing our share in the result of the JVD and $2 million related to other investments.

In summary, our profitability during the first nine months of 2009 was negatively impacted by the following factors:

•	sharp drop in demand as a result of the global economic downturn;

•	negative pricing trend;

•	impairment and equity loss recorded in relation to our equity investments;

•	manufacturing inefficiencies and unused capacity charges arising from under utilization of ourfabs;

•	additional impairment and other restructuring charges related to our ongoing programs; and

•	the expenses structure inherited from the integrated wireless businesses, while the synergy plan is progressively under execution.

The aforementioned factors were partially offset by the following elements:

•	favorable currency impact;

•	improved product portfolio mix, after deconsolidating Flash and integrating the recently acquired wireless businesses;

•	new funding for our R&D projects; and

•	the cost savings resulted so far from the cost restructuring programs that are in progress.

The third quarter progressed well in line with our expectations, with strong sequential sales growth, a significant reduction in our inventory and continued improvement in operating cash flow. On a sequential basis, net revenues increased 14%, coming in at the high end of our outlook range. We are encouraged as growth restarted in America and Europe and continued to be strong in Asia Pacific and Greater China. As anticipated, all market segments contributed to the sequential revenue growth, with the computer and automotive markets growing the fastest. We improved our net financial position to $266 million net cash, thanks to our significant increase in net operating cash flow, reflecting the major strides we have made in executing and advancing our lighter asset and inventory-management strategies. Inventory declined by $150 million in the third quarter and turns increased to 4.8. While having completed this phase of our inventory-adjustments affecting fab loading, we will continue to focus on accelerated inventory turns. In summary, our efforts to navigate the industry downturn and protect our cash position were successful and we are well positioned to take advantage of the market recovery.

Business Outlook

Looking to the fourth quarter we see a stronger than seasonal revenue growth pattern evolving for us. Based on current booking activity and visibility we expect to register a sequential net revenue growth between about 5% and 12%.

We are responding to the improving market conditions by accelerating our product introductions, such as innovative microcontrollers, automotive products, and MEMS gyroscopes and accelerometers.

We also expect a further significant sequential improvement in our gross margin, to about 36.5%, plus or minus 1.5 percentage points. Though still not optimal, we anticipate fab utilization to be substantially normalized and we see the continued capture of operating efficiencies and an enhanced product mix contributing to this improvement, despite an unfavorable currency environment.

We are confident the industry recovery is gaining momentum and that the worst of the economic crisis is behind us. However, we will continue to focus on our cost structure and developing and delivering innovative new products. We are encouraged by the progress we are making and expect to increase our competitiveness going forward, as a result.

This outlook is based on an assumed effective currency exchange rate of approximately $1.43 = €1.00 for the fourth quarter of 2009, which reflects an assumed exchange rate of about $1.49 = €1.00 combined with the impact of existing hedging contracts averaging a hedged rate of about $1.38 = €1.00.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the First Nine Months of 2009

On February 3, 2009, we announced the closing of our agreement to merge ST-NXP Wireless into a joint venture with EMP. Ericsson contributed $1.1 billion to the joint venture, out of which $700 million was paid to us. Prior to the closing of the transaction, we exercised our option to buy out NXP’s 20% ownership stake of ST-NXP Wireless. Alain Dutheil, the CEO of ST-NXP Wireless and our Chief Operating Officer, was appointed President and Chief Executive Officer of the joint venture. Governance is balanced. Each parent appoints four directors to the board with Carl-Henric Svanberg, President and CEO of Ericsson, as the Chairman of the Board and Carlo Bozotti, our President and CEO, as the Vice Chairman. Employing about 8,000 people - roughly 3,000 from Ericsson and approximately 5,000 from us - the new global leader in wireless technologies is headquartered in Geneva, Switzerland.  On February 12, 2009, the joint venture was named ST-Ericsson.

On February 16, 2009, we announced that we had received a favorable arbitration award by FINRA against Credit Suisse for unauthorized investments made in Auction Rate Securities, awarding approximately $406 million to us. For more information, see “Liquidity and Capital Resources”.

At the end of March 2009, we entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano2012” Research and Development program, which confirmed our position as the Coordinator and Project Leader and allocated to us €340 million (about $450 million) in grants for the period 2008-2012. On July 17, 2009 we formally launched the program at our site in Crolles, near Grenoble, France.

On March 31, 2009, we announced the completion of our $500 million medium-term committed credit-facilities program. The $500 million of credit facilities were provided on a bilateral basis by Intesa-San Paolo, Société Générale, Citibank, Centrobanca (UBI Group) and Unicredit. The loan agreements had been executed between October 2008 and March 2009 with commitments from the banks for up to 3 years. We do not currently envisage any utilization of these credit facilities, which have been set up for liquidity purposes to strengthen the Company’s financial flexibility.

At our annual general meeting of shareholders held on May 20, 2009, the following proposals, inter alia, were approved by our shareholders:

•
The distribution of a cash dividend of $0.12 per common share, to be paid in four equal installments, in May 2009, August 2009, November 2009 and February 2010. Payment of an installment will be made to shareholders of record in the month of each quarterly payment;

•	The reappointment for a three-year term, expiring at the 2012 Annual General Meeting, for the following members of the Supervisory Board: Mr. Doug Dunn and Dr. Didier Lamouche; and

•
The maximum number of “restricted” Share Awards under our existing 5-year Employee Unvested Share Award Plan (2008-2012) of 30,500,000, which includes any Unvested Share Awards granted to our President and CEO as part of his compensation, with the maximum number of “restricted” shares in 2009 to be 6,100,000.

On June 25, 2009, we announced the publication of our 2008 Corporate Responsibility Report. The report which covers all our activities and sites in 2008, contains detailed indicators of our performance across the full range of Social, Environmental, Health & Safety, and Corporate Governance issues and reaffirms our long-established commitment to serving its stakeholders with integrity, transparency and excellence.

On September 2, 2009, ST-Ericsson announced the appointment of wireless industry expert Gilles Delfassy as president and CEO. Mr. Delfassy will assume his position as President and CEO effective November 2, 2009.  ST-Ericsson also announced that Alain Dutheil joined the ST-Ericsson’s Board and that Hans Vestberg, CFO and newly-appointed CEO of Ericsson, has become chairman of the board of ST-Ericsson, succeeding Carl-Henric Svanberg, president and CEO of Ericsson.

On September 22, 2009 we announced the appointment of Paul Grimme as Corporate Vice President and General Manager of the Automotive Product Group (APG), reporting to Chief Executive Officer Carlo Bozotti.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products through our divisions, which include the production and sale of both silicon chips and Smart cards.

As of March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of our and Intel’s Flash memory business (“FMG deconsolidation”), we ceased reporting the FMG segment.

Starting August 2, 2008, we reorganized our product groups. A new segment was created to report wireless operations. Moreover, as of February 3, 2009, we added the EMP product line to our Wireless segment.

The current organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”), comprised of four product lines:

o	Home Entertainment & Displays (“HED”);

o	Automotive Products Group (“APG”);

o	Computer and Communication Infrastructure (“CCI”); and

o	Imaging (“IMG”).

•	Industrial and Multisegment Products Sector (“IMS”), comprised of:

o	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Wireless Segment, comprised of :

o	Wireless Multi Media (“WMM”);

o	Connectivity & Peripherals (“C&P”);

o	Cellular Systems (“CS”);

o	Mobile Platforms (“MP”)

in which since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results; and

o	Other Wireless, in which the company reports manufacturing margin; R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

We have restated our results in prior periods for illustrative comparisons of our performance by product segment. The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. Management believes that the restated 2008 presentation is consistent with 2009’s and uses these comparatives when managing the Company.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

In the subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.

The following tables present our consolidated net revenues and consolidated operating income by product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including, cost of sales, selling, general and administrative expenses and a significant part of R&D expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired IP R&D, other non-recurrent purchase accounting items and certain other miscellaneous charges.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
	(in millions)		(in millions)
Net revenues by product segments:
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	$852	$1,085	$2,201	$3,231
Industrial and Multi-segment Products Sector (IMS)	694	901	1,787	2,538
Wireless segment	704	696	1,873	1,454
Others(1)	25	14	66	44
Flash Memories Group (FMG)	-	-	-	299
Total consolidated net revenues	$2,275	$2,696	$5,927	$7,566

(1)          Includes revenues from sales of subsystems and other products not allocated to product segments.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
	(in millions)		(in millions)
Net revenues by product lines:
Home Entertainment & Displays (“HED”)	$189	$292	$551	$813
Automotive Products Group (“APG”)	293	370	715	1,176
Computer and Communication Infrastructure (“CCI”)	257	280	625	837
Imaging (“IMG”)	113	143	301	398
Others	-	-	9	7
Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	852	1,085	2,201	3,231
Analog Power and Micro-Electro-Mechanical Systems (“APM”)	498	646	1,277	1,839
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	196	255	509	699
Others	-	-	1	-
Industrial and Multisegment Products Sector (“IMS”)	694	901	1,787	2,538
Wireless Multi Media (“WMM”)	291	382	806	1,014
Connectivity & Peripherals (“C&P”)	111	160	319	286
Cellular Systems (“CS”) (1)	221	154	530	154
Mobile Platforms (“MP”)	81	-	209	-
Others	-	-	9	-
Wireless segment	704	696	1,873	1,454
Others	25	14	66	44
Flash Memories Group (“FMG”)	-	-	-	299
Total consolidated net revenues	$2,275	$2,696	$5,927	$7,566

(1)          Cellular Systems includes the largest part of the revenues contributed by NXP Wireless and, as such, there are no comparable numbers available for the second quarter of 2008. Connectivity & Peripherals also partly benefited from the NXP wireless contribution.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
	(in millions)		(in millions)
Operating income (loss) by product segments :
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	$(36)	$58	$(148)	$118
Industrial and Multisegment Products Sector (IMS)	27	154	22	381
Wireless segment	(75)	22	(307)	12
Others(1)	(112)	(179)	(583)	(586)
Flash Memories Group (FMG)	-	-	-	16
Total consolidated operating loss	$(196)	$55	$(1,016)	$(59)

(1)          Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D and other non-recurrent purchase accounting items, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
	(as percentages of net revenues)		(as percentages of net revenues)
Operating income (loss) by product segments:
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI) (1)	(4.2)%	5.3%	(6.7)%	3.7%
Industrial and Multi-segment Products Sector (IMS) (1)	3.9	17.1	1.2	15.0
Wireless segment (1)	(10.7)	3.2	(16.4)	0.8
Others(2)	-	-	-	-
Flash Memories Group (FMG) (1)	-	-	-	5.4
Total consolidated operating loss 3)	(8.6)%	2.0%	(17.1)%	(0.8)%

(1)          As a percentage of net revenues per product group.
(2)          Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.
(3)          As a percentage of total net revenues.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
	(in millions)		(in millions)
Reconciliation to consolidated operating loss:
Total operating income (loss) of product segments	$(84)	$234	$(433)	$511
Total operating income FMG………………………..	-	-	-	16
Strategic and other research and development programs	(3)	(7)	(10)	(14)
Acquired In-Process R&D and other non recurring purchase accounting items	-	(133)	-	(154)
R&D funding	(9)	-	(9)	-
Start-up / Phase out costs	(3)	(5)	(37)	(12)
Impairment, restructuring charges and other related closure costs	(53)	(22)	(194)	(390)
Unused capacity charges	(47)	-	(309)	-
Consulting fees related to business combinations	-	-	(8)	-
Manufacturing services	6	-	12	-
Other non-allocated provisions(1)	(3)	(12)	(28)	(16)
Total operating loss Others	(112)	(179)	(583)	(586)
Total consolidated operating loss	$(196)	$55	$(1,016)	$(59)

(1)          Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
	(in millions)		(in millions)
Net Revenues by Location of Order Shipment(1)(2)
EMEA	$626	$819	$1,739	$2,353
America	266	342	696	1,042
Asia Pacific	717	709	1,792	1,864
Greater China	574	691	1,435	1,935
Japan	92	135	265	372
Total	$2,275	$2,696	$5,927	$7,566

(1)          Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.
(2)          As of January 1, 2009, Emerging Markets has been reallocated to the EMEA, America and Asia Pacific organizations.

The table below shows our net revenues by location of order shipment and market segment application and channel as a percentage of net revenues:

	(unaudited)			(unaudited)
	Three Months Ended			Nine Months Ended
	September 26, 2009	September 27, 2008		September 26, 2009	September 27, 2008
	(as percentages of net revenues)			(as percentages of net revenues)
Net Revenues by Location of Order Shipment(1)(2)
EMEA	%	27.5%	30.4%	29.3%	31.1
America		11.7	12.7	11.8	13.8
Asia Pacific		31.5	26.3	30.2	24.6
Greater China		25.3	25.6	24.2	25.6
Japan		4.0	5.0	4.5	4.9
Total		100%	100%	100%	100%
Net Revenues by Market Segment Application
Automotive	%	12.2%	12.7%	11.9	% 14.4
Consumer		11.0	12.8	11.8	13.5
Computer		13.2	11.7	12.4	12.0
Telecom		40.7	37.1	41.6	32.8
Industrial and Other		7.1	9.3	7.7	9.2
Distribution		15.8	16.4	14.6	18.1
Total		100%	100%	100%	100%

(1)           Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.
(2)           As of January 1, 2009, Emerging Markets has been reallocated to the EMEA, America and Asia Pacific organizations.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
	(as percentage of net revenues)		(as percentage of net revenues)
Net sales	99.7%	99.6%	99.5%	99.5%
Other revenues	0.3	0.4	0.5	0.5
Net revenues	100.0	100.0	100.0	100.0
Cost of sales	(68.7)	(64.4)	(71.8)	(63.8)
Gross profit	31.3	35.6	28.2	36.2
Selling, general and administrative	(12.7)	(11)	(14.4)	(11.7)
Research and development	(26.2)	(22.3)	(29.7)	(20.9)
Other income and expenses, net	1.3	0.6	2.1	0.7
Impairment, restructuring charges and other related closure costs	(2.3)	(0.8)	(3.3)	(5.2)
Operating loss	(8.6)	2.1	(17.1)	(0.8)
Other-than-temporary impairment charge on financial assets	0	(0.5)	(1.2)	(1.1)
Interest income, net	0.2	0.3	0.1	0.6
Loss on equity investments	(1.8)	(12.8)	(5.5)	(4.6)
Loss before income taxes and noncontrolling interests	(10.3)	(10.9)	(23.9)	(5.9)
Income tax benefit (expense)	(0.6)	0.6	2.4	0.4
Loss before noncontrolling interests	(10.9)	(10.4)	(21.5)	(5.4)
Net loss (income) attributable to noncontrolling interest	2.1	(0.3)	3.6	(0.2)
Net loss attributable to parent company	(8.8)%	(10.7)%	(17.9)%	(5.6)%

Third Quarter of 2009 vs. Third Quarter of 2008 and Second Quarter of 2009

Net Revenues

	Three Months Ended			% Variation
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)	Sequential	Year-Over-Year
		(In millions)
Net sales	$2,269	$1,970	$2,687	15.1%	(15.6)%
Other revenues	$6	$23	$9	(74.4)%	(39.6)%
Net revenues	$2,275	$1,993	$2,696	14.1%	(15.6)%

Year-over-year comparison

In the third quarter of 2009, revenues for both the TAM and the SAM registered a significant decrease due to the difficult economic environment. Based on most recently published estimates, semiconductor industry revenues decreased year-over-year by approximately 10% for the TAM and 16% for the market we serve, the SAM, to reach approximately $62 billion and $36 billion, respectively.

Our third quarter 2009 net revenues experienced a similar trend, driven by the sharp decrease in demand from our customers. The majority of our market segments was negatively impacted by these difficult economic conditions and registered declines, primarily in Industrial and others, Consumer, Automotive, Telecommunication and Computers. Based on most recently published estimates, our revenue variation performed better than the SAM thanks to the contribution of the recently acquired wireless business.

ACCI’s revenues decreased by 21.5%, driven by the weak results in all its served markets. IMS registered a cumulative decline of 23% across all its product lines, reflecting the overall weakness in the industrial and multisegment markets. Wireless sales registered growth of approximately 1.1%, thanks to the integration of the NXP and EMP wireless businesses. This negative variation of our revenues was driven by decreases in both volume and sales prices due to weak business conditions.

By location of order shipment, almost all regions were negatively impacted by the drop in revenues, ranging from the greatest decreases of approximately 32% and 24% in Japan and EMEA, respectively, to the lowest of approximately 17% in Greater China. Only Asia Pacific experienced an increase, which was 1%. Our largest customer, the Nokia group of companies, accounted for approximately 15% of our third quarter 2009 net revenues, compared to 18% during the third quarter of 2008.

Sequential comparison

The semiconductor market continued its recovery during the third quarter of 2009, registering a solid performance on a sequential basis with the TAM and the SAM increasing by 20% and 16%, respectively.

On a sequential basis our revenues registered a solid performance as well, coming in at the high end of our targeted range of 14% sequential growth. This improvement was the result of strong demand across all of our product segments as well as in all regions, with particular strength in Asia Pacific and Greater China. This favorable trend was supported by an approximate 20% increase in units sold, balanced by an approximate 6% decline in average selling prices, partially due to a less favorable product mix.

ACCI revenues increased by 18%, reflecting a solid contribution from Automotive and Computer, mainly driven by a higher level of units sold. IMS revenues increased by 17% as a result of higher sales volume, partially offset by declining selling prices. Wireless revenues increased by 8%, also driven by demand pick up.

The sequential revenue improvement was evident across all market segments. Computer and Automotive led, with 21% and 18% growth, respectively, followed by Telecom and Consumer. Distribution grew 20% due to better alignment of our inventory to current demand levels and improved market conditions.

On a regional basis, the strength we saw last quarter in Greater China and Asia Pacific has expanded to other regions, America and EMEA, in particular. In terms of revenue growth, the sequential performance ranged from an approximate 20% and 15% increase in Asia Pacific and Greater China, respectively, to an approximate 4% in Japan. In the third quarter of 2009, our largest customer, the Nokia group of companies, accounted for approximately 15% of our net revenues, decreasing compared to the 17% it accounted for during the second quarter of 2009. However, we see important growth with a new group of major customers whose revenues increased 29% compared to the second quarter of 2009.

Gross profit

	Three Months Ended			% Variation
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)	Sequential	Year-Over-Year
	(In millions)
Cost of sales	$(1,562)	$(1,473)	$(1,737)	(6.0)%	10.1%
Gross profit	$713	$520	$959	37.1%	(25.7)%
Gross margin (as a percentage of net revenues)	31.3%	26.1%	35.6%	—	—

The third quarter of 2009 continued to be penalized by our anticipated plans to cut the level of our inventories, resulting in significant underloading of our wafer fabs, and, consequently, unused capacity charges of approximately two percentage points as well as cost inefficiency in manufacturing. Gross margin reached the level of 31.3%, but decreased on a year-over-year basis, despite the fact that gross margin in the third quarter of 2008 included a $57 million one time charge related to inventory step up from a business acquisition. The negative trend in gross margin evolution in the third quarter of 2009 compared to the prior year was mainly due to the drop in selling prices, lower volume of revenues and unused capacity charges; these negative factors were partially balanced by the favorable impact of the U.S. dollar exchange rate and the acquired wireless business.

On a sequential comparative basis, gross margin in the third quarter increased by 5.2 percentage points, benefiting from lower unused capacity charges, which amounted to 6 percentage points in the second quarter of 2009, and higher sales volume, which also led to improved manufacturing performances. Such increase was in spite of the $18 million of additional revenue from the licensing of the CMOS technology at full margin recorded in the second quarter.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)	Sequential	Year-Over-Year
	(In millions)
Selling, general and administrative expenses	$(290)	$(286)	$(297)	(1.3)%	2.4%
As percentage of net revenues	(12.7)%	(14.3)%	(11.0)%	—	—

The amount of our selling, general and administrative expenses reduced by 2.4% when compared on a year-over-year basis; the third quarter of 2009 benefited from the favorable impact of the U.S. dollar exchange rate, partially offset by the increase due to the integration of wireless businesses, and reflected some progression of our on-going cost restructuring programs, still to be completed. Our share-based compensation charges were $3 million in the third quarter of 2009, compared to $7 million in the third quarter of 2008 and $5 million in the second quarter of 2009.

The ratio to sales of our selling, general and administrative expenses was mainly driven by the volume of our revenues.  As a percentage of revenues, they increased to 12.7% compared to 11% the prior year’s third quarter, while sequentially they decreased from 14.3%.

Research and development expenses

	Three Months Ended			% Variation
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)	Sequential	Year-Over-Year
		(In millions)
Research and development expenses	$(595)	$(610)	$(602)	2.5%	1.2%
As percentage of net revenues	(26.2)%	(30.6)%	(22.3)%	—	—

Research and development expenses decreased by 1.2% year-over-year and 2.5% sequentially. However, in comparison with the year ago quarter, the third quarter of 2009 included an increased level of expenses associated with the newly consolidated activities related to the ST-Ericsson wireless platform; on the other hand, the quarter benefited from the strengthening U.S. dollar exchange rate. The third quarter of 2008 amount was penalized by $76 million one-time charges related to acquired IP R&D.

The third quarter of 2009 included $2 million of share-based compensation charges compared to $5 million in the third quarter of 2008 and $3 million in the second quarter of 2009. In addition, the third quarter of 2009 included $14 million related to amortization charges generated by recent acquisitions. Total R&D expenses were net of research tax credits, which amounted to $37 million, basically equivalent to prior periods.

As a percentage of revenues, third quarter 2009 R&D was equivalent to 26.2%, with an increase compared to the year ago period due to declining revenues and the newly integrated wireless activities.

On a sequential basis, R&D expenses decreased due to seasonality and ongoing cost reduction programs partially offset by the negative currency impact in the third quarter.

Other income and expenses, net

	Three Months Ended
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Research and development funding	$26	$60	$21
Start-up/Phase-out costs	(3)	(13)	(3)
Exchange gain (loss) net	(4)	(6)	9
Patent costs, net of settlement agreements	11	(7)	(7)
Gain on sale of other non-current assets	1	-	-
Other, net	(2)	-	(3)
Other income and expenses, net	29	34	17
As a percentage of net revenues	1.3%	1.7%	0.6%

Other income and expenses, net, mainly included, as income, items such as R&D funding and, as expenses, start-up costs and patent claim costs net of settlement agreements. R&D funding income was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the third quarter of 2009, the balance of these factors resulted in net income of $29 million. Such amount was favorably affected by R&D funding of approximately $26 million, which was slightly higher than in the year-ago quarter but significantly lower on a sequential basis due to R&D funding received in the second quarter following the signing of an agreement to start a new important program in France. Third quarter R&D funding also included a $9 million expense as a charge related to grants received in the past. Net patent costs included a $17 million income pursuant to a settlement agreement.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Impairment, restructuring charges and other related closure costs	$(53)	$(86)	$(22)
As a percentage of net revenues	(2.3)%	(4.4)%	(0.8)%

In the third quarter of 2009, we recorded impairment, restructuring charges and other related closure costs of $53 million, of which:

•          $21 million of charges recorded that were related to the closure of our Ain Sebaa, Morocco, Carrollton, Texas and Phoenix, Arizona sites, composed of $1 million impairment charges on the Phoenix assets and $20 million of one-time termination benefits, as well as other relevant charges;

•          $17 million related to a new plan announced in April 2009 by ST-Ericsson, to be completed by the mid- 2010, primarily consisting of on-going termination benefits pursuant to the closure of certain locations in Europe and the Unites States; and

•          $15 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

In the second quarter of 2009, we recorded impairment, restructuring charges and other related closure costs of $86 million, which includes: $48 million of charges recorded that were related to the closure of our Ain Sebaa, Morocco, Carrollton, Texas and Phoenix, Arizona sites, composed of $18 million impairment charges on the Carrollton and Phoenix assets and $30 million of one-time termination benefits, as well as other relevant charges; $22 million related to a new plan announced in April 2009 by ST-Ericsson, to be completed by the second quarter of 2010, primarily consisting of on-going termination benefits pursuant to the closure of certain locations in Europe and the Unites States; and $16 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations, as well as workforce reduction in Asia Pacific.

In the third quarter of 2008, we recorded impairment, restructuring charges and other related closure costs of $22 million related to: one-time termination benefits to be paid at the closure of our Carrollton, Texas and Phoenix, Arizona sites, as well as other charges, which were approximately $19 million; goodwill impairment charges of $13 million as a result of our annual impairment testing; $5 million associated with an investment in a minority participation; FMG deconsolidation which required the recognition of $6 million as restructuring, impairment and other related disposal costs; and other ongoing and newly committed restructuring plans, for which we incurred $17 million restructuring and other related closure costs consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations. These charges were partially offset by the reverse of $38 million in impairment charges on the Phoenix fab, for which the accounting has been moved from assets held for sale to assets held for use.

Operating income (loss)

		Three Months Ended
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)
		(In millions)
Operating income (loss)	$(196)	$(428)	$55
In percentage of net revenues	(8.6)%	(21.5)%	2.1%

Our operating results were largely impacted by the strong decline in demand, which also triggered the recognition in 2009 of significant underutilization charges; these charges were $47 million in third quarter 2009, $123 million in second quarter 2009 and immaterial in the year ago quarter.  In addition to these charges, the underutilization of our fabs resulted in significant manufacturing inefficiencies that negatively impacted our gross profit.  As a result, the third quarter 2009 registered an operating loss of $196 million compared to a profit in the year ago quarter.

Furthermore, in the third quarter of 2009, our operating loss was impacted by $53 million restructuring, impairment and other-than-temporary impairment charges and other one-time charges related to acquisitions, while in the second quarter of 2009 those charges amounted $86 million. In the year-ago quarter, the negative impact of impairment, restructuring and one-time charges related to acquisitions was $155 million.

All of our product segments registered a decline in their operating results on a year-over-year basis largely due to a drop in their revenues. ACCI’s operating result moved from a profit of $58 million to a loss of $36 million, driven by the significant drop in revenues and the inefficiencies related to fab underloading. IMS registered a profit of $27 million, compared to a profit of $154 million in the year-ago quarter; its profitability was largely impacted by a strong decline in sales volume as well as manufacturing inefficiencies related to fab underloading. Wireless registered an operating loss of $75 million, deteriorating compared to a profit of $22 million in the year ago period, as a result of higher operating expenses, particularly in R&D. The segment ‘Others’ was largely negative including the allocation of impairment and restructuring charges and of unused capacity charges.

Interest income, net

	Three Months Ended
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Interest income, net	$4	$1	$8

We recorded net interest income of $4 million, which decreased compared to the year-ago quarter due to less interest income received as a result of significantly lower U.S. dollar and Euro denominated interest rates. On a sequential basis the net interest income increased by $3 million.

Other-than-temporary impairment charges on financial assets

		Three Months Ended
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)
		(In millions)
Other-than-temporary impairment charges on financial assets	$0	$(13)	$(14)

In the third quarter of 2009, we did not register any additional other-than-temporary impairment charge relating to our Auction Rate Securities investments benefiting from more favorable conditions in the financial markets.

As of September 26, 2009, subsequent to the unauthorized purchase made by Credit Suisse, we had Auction Rate Securities, representing interests in collateralized obligations and credit linked notes, that were carried on our balance sheet as available-for-sale financial assets at an amount of $170 million with a par value of $415 million. For more details, see the paragraph “Liquidity and Capital Resources”.

Loss on equity investments

		Three Months Ended
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)
		(In millions)
Loss on equity investments	$(42)	$(49)	$(344)

In the third quarter of 2009, we recorded a charge of $42 million, of which $33 million representing our net proportional share of the loss reported by Numonyx and $9 million related to our proportionate share in JVD as a loss pick-up including amortization of basis difference.

Income tax benefit (expense)

		Three Months Ended
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)
		(In millions)
Income tax benefit (expense)	$(15)	$62	$15

During the third quarter of 2009, we registered an income tax expense of $15 million, reflecting a yearly estimated effective tax rate of 12.2% applied to the year-to-date loss before taxes; this rate is lower than the 14.8% rate registered in the second quarter of 2009. Such decrease resulted from the revised estimates in the expected results in each tax jurisdiction, which improved in comparison to previous periods. The third quarter of 2009 registered a tax charge, notwithstanding the loss, because of the aforementioned tax rate true-up and of some valuation allowances taken on loss carryforwards in certain jurisdictions.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. Our income tax amounts and rates depend also on our loss carryforwards and their relevant valuation allowances, which are based on estimated projected plans; in case of material changes in these plans, the valuation allowances could be adjusted accordingly with impact on our tax charges. We currently enjoy certain tax benefits in some countries.  Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential uncertain tax positions.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Net loss (income) attributable to noncontrolling interest	$48	$109	$(9)

In the third quarter of 2009, we booked $48 million income representing the loss attributable to noncontrolling interest, which mainly included the 50% owned by Ericsson in the consolidated ST-Ericsson Holding AG. In the second quarter of 2009, the corresponding amount was $109 million. These amounts reflected their share in the joint venture’s loss as consolidated by us.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities, which however does not report material amounts.

Net loss attributable to parent company

	Three Months Ended
	September 26, 2009 (unaudited)	June 27, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Net loss attributable to parent company	$(201)	$(318)	$(289)
As percentage of net revenues	(8.8)%	(16.0)%	(10.7)%

For the third quarter of 2009, we reported a net loss of $201 million as a result of the adverse economic conditions impacting our operations, and also due to certain specific charges as described above.

Loss per share for the third quarter of 2009 was $(0.23) compared to $(0.36) in the second quarter of 2009 and $(0.32) in the year-ago quarter.

In the third quarter of 2009, the impact after tax of restructuring, impairment and other-than-temporary impairment charges was estimated to be approximately $(0.06) per share, while in the second quarter of 2009, it was approximately $(0.08) per share. In the year ago quarter, the impact of restructuring and impairment charges, other-than-temporary impairment charges, the loss on our Numonyx equity investment and non-recurrent items was estimated to be approximately $(0.47) per share.

First Nine Months of 2009 vs. First Nine Months of 2008

Based on most recently published estimates, semiconductor industry revenue decreased by approximately 20% for the TAM and 22% for the SAM.

Net Revenues

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)	% Variation
	(In millions)
Net sales	$5,895	$7,528	(21.7)%
Other revenues	$32	$38	(16.5)%
Net revenues	$5,927	$7,566	(21.7)%

Our net revenues in the first nine months of 2009 decreased significantly due to the difficult market environment experienced by the semiconductor industry. Our revenues performance was basically in line with the market, however thanks to the additional contribution of the EMP wireless business acquired in early 2009. The majority of our market segments was negatively impacted by these difficult conditions and registered declining rates, particularly in Distribution, Automotive, Industrial, Consumer and Computer. Such a negative trend in our revenues was driven by the large drop in units sold while average selling prices improved by approximately 2% due to a more favorable product mix as a result of the changes in our product portfolio (deconsolidation of Flash Memory and integration of Ericsson Mobile Platforms).

By location of order shipment, all regions registered drop in their revenues, ranging from declines of approximately 33% and 29% in America and Japan, respectively, to approximately 4% in Asia Pacific. Our largest customer, the Nokia group of companies, accounted for approximately 17% of our net revenues, compared to 19% during the first nine months of 2008, excluding FMG.

Gross profit

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)	% Variation
	(In millions)
Cost of sales	$(4,257)	$(4,828)	11.8%
Gross profit	$1,670	$2,738	(39.0)%
Gross margin (as a percentage of net revenues) …….	28.2%	36.2%	—

The first nine months of 2009 were largely penalized by $309 million unused capacity charges and, in addition to this amount, the related manufacturing inefficiencies recorded over the period due to significant underloading of our wafer fabs planned in response to dropping demand and coupled with our substantial reduction of inventory. Consequently, our gross margin was largely below the previous year’s result, reaching 28.2%, with unused capacity charges estimated to account for approximately 5 percentage points. Lower revenue volumes and manufacturing inefficiencies also contributed to declining margin. In the third quarter of 2008, gross margin was penalized by $57 million of one-time charges related to inventory step-up from the acquisition of NXP wireless.

The decrease in 2009 gross profit and gross margin was partially offset by the positive impact of the strengthening U.S. dollar.

Selling, general and administrative expenses

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)	% Variation
	(In millions)
Selling, general and administrative expenses	$(856)	$(882)	3.0%
As percentage of net revenues	(14.4)%	(11.7)%	—

Our selling, general and administrative expenses decreased by 3% in spite of the increased activities related to the integration of the NXP and EMP businesses, mainly due to the favorable impact of the strengthening U.S. dollar exchange rate and savings from progression of cost restructuring plan both for us and ST-Ericsson, still to be completed. As a percentage of revenues, they increased to 14.4% compared to the prior year’s first nine months, due primarily to the sharp decline in our sales. The first nine months of 2009 amount included $13 million of share-based compensation charges compared to $31 million in the first nine months of 2008.

Research and development expenses

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)	% Variation
	(In millions)
Research and development expenses	$(1,763)	$(1,581)	(11.6)%
As percentage of net revenues	(29.7)%	(20.9)%	—

On a year-over-year basis, our R&D expenses increased in line with the expansion of our activities, including, primarily, the integration of the acquired businesses from NXP and Ericsson. The 2009 R&D expenses also benefited from a stronger U.S. dollar exchange rate and savings from progression of cost restructuring plan both for us and ST-Ericsson, still to be completed. The first nine months of 2009 included $8 million of share-based compensation charges compared to $20 million in the first nine months of 2008. In addition, the first nine months of 2009 included $41 million related to amortization charges generated by recent acquisitions, while the year ago period included $17 million of such amortization charges and $76 million as IP R&D charges. R&D expenses in the first nine months of 2009 were net of research tax credits, which amounted to $114 million, compared to $123 million in the year-ago period.

Other income and expenses, net

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Research and development funding	$158	$64
Start-up/Phase-out costs	(37)	(10)
Exchange gain (loss) net	9	19
Patent costs, net of settlement agreements	-	(18)
Gain on sale of other non-current assets	1	4
Other, net	(4)	(3)
Other income and expenses, net	127	56
As a percentage of net revenues	2.1	0.7%

Other income and expenses, net, mainly included, as income, items such as R&D funding and, as expenses, start-up costs and patent claim costs net of settlement agreements. R&D funding income was associated with our R&D projects, which, upon project approval, qualifies as funding pursuant to contracts with local government agencies in locations where we pursue our activities. In the first nine months of 2009, the balance of these factors resulted in net income of $127 million, a significant improvement compared to the equivalent period in 2008, resulting from the booking of a new R&D program funding in France. As a result, the total funding reached in the first nine months of 2009 was $158 million, including the catch up of 2008 projects, significantly higher compared to the first nine months of 2008. The first nine months of 2009 also included a higher amount of phase-out costs associated with the closure of our facilities in Carrollton, Texas and Ain Sebaa, Morocco.

Impairment, restructuring charges and other related closure costs

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Impairment, restructuring charges and other related closure costs	$(194)	$(390)
As a percentage of net revenues	3.3%	(5.2)%

In the first nine months of 2009, we recorded $194 million in impairment, restructuring charges and other related closure costs, of which:

•          $111 million related to the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, including $86 million of one-time termination benefits as well as other relevant charges and $25 million impairment charges on the fair value of Carrollton and Phoenix assets;

•          $39 million related to the new plan announced in April 2009 by ST-Ericsson, to be completed by mid-2010 primarily consisting of on-going termination benefits pursuant to the closure of certain locations in Europe and the Unites States;

•          $38 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations; and

•          $6 million as impairment on certain goodwill.

In the first nine months of 2008, we recorded impairment, restructuring charges and other related closure costs of $390 million, mainly comprised of the FMG assets disposal which required the recognition of $191 million loss and $16 million as restructuring and other related disposal costs; 2007 restructuring initiatives, which required the recognition of $135 million as restructuring charges and include the closure of our fabs in Phoenix and Carrollton (USA) as well as our back-end facilities in Ain Sebaa (Morocco); $13 million as impairment charges on goodwill; and other previously and newly announced restructuring plans for $35 million, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

Operating loss

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Operating loss	$(1,016)	$(59)
In percentage of net revenues	(17.1)%	(0.8)%

Our operating results were largely impacted by the strong decline in revenues, which also triggered the recognition of significant underutilization charges. As a result, we registered an operating loss of $1,016 million, significantly larger than our operating loss of $59 million in the first nine months of 2008.

All of our product segments registered a decline in their operating results on a year-over-year basis, driven by the drop in revenues. ACCI moved from a profit of $118 million to a loss of $148 million. IMS registered a profit of $22 million, compared to a profit of $381 million in the first nine months of 2008. Wireless registered an operating loss of $307 million, deteriorating compared to the operating profit of $12 million in the year ago period, in spite of higher revenues contributed by recent acquisitions.  The Segment ‘Others’ reported a significant loss since it included the allocation of $309 million of unused capacity charges, $194 million impairment and restructuring charges and $37 million phase-out costs related to the closure of certain manufacturing facilities.

Interest income, net

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Interest income, net	$6	$48

We recorded net interest income of $6 million, which decreased compared to previous periods as a result of significantly lower U.S. dollar and Euro denominated interest rates in spite of an higher amount of cash and cash equivalents, which exceeded the favorable impact of our financial liabilities at floating rate benefiting from the lower interest rates, resulting in an average cost of debt of 1.27%.

Other-than-temporary impairment charges on financial assets

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Other-than-temporary impairment charges on financial assets	$(72)	$(82)

In the first nine months of 2009, we registered an additional $72 million as an other-than-temporary impairment charge relating to our Auction Rate Securities investments.

As of September 26, 2009, subsequent to the unauthorized purchase made by Credit Suisse, we had Auction Rate Securities, representing interests in collateralized obligations and credit linked notes, that were carried on our balance sheet as available-for-sale financial assets at an amount of $170 million with a par value of $415 million. For more details, see the paragraph “Liquidity and Capital Resources.”

Loss on equity investments

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Loss on equity investments	$(324)	$(350)

The first nine months of 2009 included a charge of $324 million, which includes $98 million as our net proportional share of the loss reported by Numonyx, an additional impairment loss of $200 million booked in the first quarter of 2009 on our Numonyx equity investment, a $24 million loss related to our proportionate share in JVD as a loss pick-up including amortization of basis difference and $2 million related to other investments.

Through the first nine months of 2008, our income on equity investments included our minority interest in the joint venture with Hynix Semiconductor in China, which was transferred to Numonyx on March 30, 2008.

Loss on sale of financial assets

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Loss on sale of financial assets	$(8)	-

In 2006, we entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. Until November 1, 2008, the cancellable swaps met the criteria for designation as a fair value hedge. Due to the exceptionally low U.S. dollar interest rate as a consequence of the financial crisis, we assessed in 2008 that the swaps were no longer effective as of November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were classified as held-for-trading financial assets. An unrealized gain was recognized in earnings from discontinuance date totaling $15 million and was reported on the line “Unrealized gain on financial assets” of the consolidated statement of income for the year ended December 31, 2008.

This instrument was sold during the first nine months of 2009 with a loss of $8 million due to variation in the underlying interest rates compared to December 31, 2008.

Income tax benefit

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Income tax benefit	$142	$34

During the first nine months of 2009, we registered an income tax benefit of $142 million, reflecting the 12.2% yearly estimated effective tax rate applied to our loss before income taxes. In addition, we booked a tax expense required as valuation allowances on our deferred tax asset associated with net operating loss recoverability in certain jurisdictions.

Net loss (income) attributable to noncontrolling interest

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Net loss (income) attributable to noncontrolling interest	$211	$(12)

In the first nine months of 2009, we booked $211 million income attributable to noncontrolling interest, which included the 20% owned by NXP in the ST-NXP joint venture for the month of January 2009 and the 50% owned by Ericsson in the consolidated ST-Ericsson Holding AG as of February 2009. This amount reflected their share in the joint venture’s loss as consolidated by us.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities, which, however, does not report material amounts.

Net loss attributable to parent company

	Nine Months Ended
	September 26, 2009 (unaudited)	September 27, 2008 (unaudited)
	(In millions)
Net loss attributable to parent company	$(1,061)	$(421)
As percentage of net revenues	(17.9)%	(5.6)%

For the first nine months of 2009, we reported a loss of $1,061 million as a result of the adverse economic conditions, which negatively impacted our operations and certain non-operating charges. In the first nine months of 2008, we had a net loss of $421 million.

Loss per share was $(1.21) in the first nine months of 2009. The impact of restructuring, impairment and other-than-temporary impairment charges was estimated to be approximately $(0.45) per share. In the first nine months of 2008, loss per share was $(0.47) and was impacted for approximately $(0.92) per diluted share by restructuring, impairment charges and other specific items.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event the outcome of any litigation is unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology” in our Form 20-F.

We record a provision when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

In September 2009, we and SanDisk settled our dispute on amicable and confidential terms. The related matters have been dismissed with prejudice.

We are a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera added our Company as a co-defendant, along with several other semiconductor and packaging companies, to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court for the Northern District of California. Tessera is claiming that certain of our small format BGA packages infringe certain patents owned by Tessera, and that we are liable for damages. Tessera is also claiming that various ST entities breached a 1997 License Agreement and that we are liable for unpaid royalties as a result.  This lawsuit has been stayed pending the final outcome of the ITC litigation referred to below.

The Patent and Trademark Office (“PTO”) Central Reexamination Unit has issued office actions rejecting all Tessera asserted patent claims on the grounds that they are invalid in view of certain prior art and has made these rejections final. Tessera is now appealing these PTO actions.

On April 17, 2007, Tessera filed a complaint against us, Spansion, Advanced Micro Devices Inc., Qualcomm, Motorola and Freescale with the ITC with respect to certain small format ball grid array packages and products containing the same, alleging patent infringement claims of two of the Tessera patents previously asserted in the District Court action described above and seeking an order excluding importation of such products into the United States. On May 15, 2007, the ITC instituted an investigation pursuant to 19 U.S.C. § 1337, entitled “In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same”, Inv. No. 337-TA-605. On February 25, 2008, the administrative law judge issued an initial determination staying the ITC proceeding pending completion of these reexamination proceedings. On March 28, 2008, the ITC reversed the administrative law judge and ordered him to reinstate the ITC proceeding. Trial proceedings took place from July 14, 2008 to July 18, 2008. On December 1, 2008, the ITC Administration Law Judge issued this initial determination finding the two Tessera patents valid but not infringed. On May 20, 2009, the ITC issued its final determination and, reversing the ALJ’s decision, issued a limited exclusion order that bans the importation of the accused chip packages into the U.S. (except to the extent those products are licensed). Alongside the other defendants, we petitioned the CAFC to review the Final Determination of the ITC issued on May 20, 2009.

Related-Party Transactions

One of the members of our Supervisory Board is a managing director of Areva SA, which is a controlled subsidiary of CEA; one of the members of our Supervisory Board is the Chairman and CEO of France Telecom and a member of the Board of Directors of Thomson; another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”); two of our Supervisory Board members are non-executive directors of Soitec; one of our Supervisory Board members is the CEO of Groupe Bull; two of the members of the Supervisory Board are also members of the Supervisory Board of BESI; and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson, Flextronics International and a subsidiary of Groupe Bull. Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arms-length basis in line with market practices and conditions.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, we receive a limited part of our revenues, and more importantly, we increase a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate strengthened during the first nine months of 2009, particularly against the Euro, causing us to report lower expenses and favorably impacting both our gross margin and operating income. Our consolidated statements of income for the nine months ended September 26, 2009 included income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average exchange rate of the Euro to the U.S. dollar was $1.35 for €1.00 in the first nine months of 2009 compared to $1.52 for €1.00 in the first nine months of 2008. Our effective average rate of the Euro to the U.S. dollar was $1.38 for €1.00 for the third quarter of 2009 and $1.34 for €1.00 for the second quarter of 2009 while it was $1.54 for €1.00 for the third quarter of 2008. These effective exchange rates are not a U.S. GAAP measure, but they reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.

As of September 26, 2009, the outstanding hedged amounts were €368 million to cover manufacturing costs and €443 million to cover operating expenses, at an average rate of about $1.39 and $1.38 for €1.00, respectively (including the premium paid to purchase foreign exchange options), maturing over the period from September 29, 2009 to August 6, 2010. In the fourth quarter of 2008 we decided to extend the time horizon of our cash flow hedging contracts for manufacturing costs and operating expenses for up to 12 months. As of September 26, 2009, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred gain of approximately $64 million after tax, recorded in “Other comprehensive income” in equity, compared to a deferred gain of approximately $58 million after tax as at June 27, 2009.

Our hedging policy is not intended to cover the full exposure and is based on hedging a declining percentage of exposure quarter after quarter. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk,” in our Form 20-F as may be updated from time to time in our public filings for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Furthermore, if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In the third quarter of 2009, as a result of cash flow hedging, we recorded a net gain of $34 million, consisting of a gain of $14 million to R&D expenses, a gain of $17 million to cost of goods sold and a gain of $3 million to selling, general and administrative expenses, while in the third quarter of 2008, we recorded a net gain of $1 million.

The net effect of the consolidated foreign exchange exposure resulted in a net gain of $9 million in “Other income and expenses, net” in the first nine months of 2009.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. At September 26, 2009, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F as may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results from operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and the total interest expense paid on our financial debt.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we invest primarily on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are associated with our long-term Zero Coupon 2016 Convertible Bonds (with a fixed rate of 1.5%), our 2013 Floating Rate Senior Bond, which is fixed quarterly at a rate of EURIBOR + 40bps, and European Investment Bank Floating Rate Loans totaling $701 million at LIBOR plus variable spreads. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancellable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancellable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%, partially offsetting the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy was not intended to cover the full exposure and all risks associated with these instruments. Due to the exceptionally low U.S. dollar interest rate as a consequence of the financial crisis, in 2008 we determined that the swaps had not been effective since November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were designated as held-for-trading financial assets and reported at fair value as a component of “Other receivables and current assets” in the consolidated balance sheet as at December 31, 2008 for $34 million, since we intended to hold the derivative instruments for a short period of time that would not exceed twelve months. An unrealized gain was recognized in earnings from discontinuance date totaling $15 million and was reported on the line “Unrealized gain on financial assets” of the consolidated statement of income for the three months ended December 31, 2008. This instrument was sold during the first quarter of 2009 with a positive cash flow impact of $26 million and a loss of $8 million.

At September 26, 2009, our cash and cash equivalents and marketable securities generated an average interest income rate of 0.62%. This does not include the interest income received on the shareholder loan, which brings the average interest rate to 1.08%.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk” included in the Form 20-F, as may be updated from time to time in our public filings.

As of September 26, 2009, our total liquidity and capital resources were comprised of: $1,576 million in cash and cash equivalents, $955 million in marketable securities as current assets, $250 million as restricted cash and $170 million, invested by Credit Suisse contrary to our instruction, in Auction Rate Securities, both items considered as non-current assets.

Our total capital resources were $2,951 million as of September 26, 2009, a significant increase compared to $2,152 million at December 2008; such increase was primarily originated by the proceeds from the ST Ericsson business combination.

As of September 26, 2009, we had $955 million in marketable securities as current assets, composed of $407 million invested in Aaa Discounted Government Bonds from French and U.S. governments, $548 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating, excluding one impaired debt security for a notional value of €15 million. The FRN are classified as available-for-sale and reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except if deemed to be other-than temporary. The $407 million invested in Aaa Discounted Government Bonds in 2009 is classified as available-for-sale financial assets, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity for the period ended September 26, 2009. We reported as of September 26, 2009 an after-tax increase in fair value on our floating rate note portfolio totaling $1 million. The change in fair value was recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity. Since the duration of the floating-rate note portfolio is only 2 years on average and the securities have a minimum Moody’s rating of A3, we expect the value of the securities to return to par as the final maturity approaches (with the only exception of a Senior FRN of €15 million issued by Lehman Brothers, the value of which was impaired through an “other than temporary” charge in 2008). The fair value for these securities is based on market prices publicly available through major financial information providers. The market price of the Floating Rate Notes is influenced by changes in the credit standing of the issuer but is not significantly impacted by movement in interest rates. The approaching maturity of the Floating Rate Notes has a positive effect on the market price. In 2009, we invested $1,291 million in French and U.S. government bonds, of which $1,012 million was sold or matured in the first nine months of 2009. The change in fair value of the $407 million debt securities classified as available-for-sale was not material as at September 26, 2009. The Euro-denominated discounted government bonds, which were classified as held-for-trading, were all sold during the period and generated a $14 million gain resulting from changes in the Euro/U.S. dollar exchange rate. The duration of the government bonds portfolio is less than 3 months and the securities are rated Aaa by Moody’s.

Due to regulatory and withholding tax issues, we could not directly provide the Hynix joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, we entered into a ten-year term debt guarantee agreement with an external financial institution through which we guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes our placing up to $250 million in cash in a deposit account with a yield of 6.06%. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments we, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. The $250 million, which has been on deposit since 2007, was reported as “Restricted cash” on the consolidated balance sheet at September 26, 2009. The debt guarantee was evaluated under FIN 45, and resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The debt guarantee obligation continues to be reported on the line “Other non-current liabilities” in the consolidated balance sheet as at September 26, 2009, since the terms of the FMG deconsolidation did not include the transfer of the guarantee. As at September 26, 2009, the guarantee was not exercised. To the best of management’s knowledge at September 26, 2009, the joint venture was current on its debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future. Our current maximum exposure to loss as a result of our involvement with the joint venture is limited to our indirect investment through Numonyx and the debt guarantee commitments.

As of September 26, 2009, we had Auction Rate Securities, purchased by Credit Suisse contrary to our instruction, representing interests in collateralized debt obligations and credit linked notes with a par value of $415 million, that were carried on our balance sheet as available-for-sale financial assets for $170 million. Following the continued failure of auctions for these securities which began in August 2007, during the fourth quarter of 2007, we first registered a decline in the value of these Auction Rate Securities as an “Other-than-temporary” impairment charge against net income for $46 million. Since the initial failure of the auctions in August 2007, the market for these securities has completely frozen without any observable secondary market trades, and consequently, during 2008 and 2009, the portfolio experienced a further estimated decline in fair value charged to our Income Statement pursuant applicable GAAP of $127 million and $72 million, respectively, of which no additional impairment was recorded during the third quarter of 2009. The reduction in estimated fair value was recorded as an “Other-than-temporary” impairment charge against net income.

Since the fourth quarter of 2007, as there was no information available regarding ‘mark to market’ bids and ‘mark to model’ valuations from the structuring financial institutions for these securities, we based our estimation of fair value on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indices of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and ITraxx and IBoxx for the credit linked notes). The higher impairment charges during 2008 and 2009 reflect downgrading events on the collateral debt obligations comparing the relevant ABX indices of a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligations could further decrease in the future as a result of credit market deterioration and/or other downgrading. The estimated value of the corporate debt securities could also further decrease in the future due to a deterioration of the corporate industry indices used for the evaluation.

The investments made in the aforementioned Auction Rate Securities were made without our authorization and, in 2008, we launched a legal action against Credit Suisse. On February 16, 2009, the arbitration panel of FINRA awarded us approximately $406 million comprising compensatory damages as well as interest, attorneys’ fees and authorized us to retain an interest award of approximately $27 million, out of which $25 million that has already been paid, as well as to obtain interest at the rate of 4.64% on the par value of the portfolio from December 31, 2008 until the Award is paid in full. We have petitioned the United States District Court for the Southern District of New York seeking enforcement of the award. Credit Suisse has responded by seeking to vacate the FINRA award. Upon receipt of the payment we will transfer ownership of our unauthorized auction rate securities to Credit Suisse.

Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs with net cash generated from operating activities.

During the first nine months of 2009, the evolution of our cash flow produced an increase in our cash and cash equivalents of $567 million, generated by net cash from both operating and investing activities.  The net cash from investing activities was originated by the proceeds from the ST Ericsson business combination.

The evolution of our cash flow for each period is as follows:

	Nine Months Ended
	September 26, 2009	September 27, 2008
	(In millions)
Net cash from (used in) operating activities	$367	$1,332
Net cash from (used in) investing activities	471	(2,245)
Net cash from (used in) financing activities	(269)	(69)
Effect of change in exchange rates	(2)	(5)
Net cash increase (decrease)	$567	$(987)

Net cash from (used in) operating activities. The net cash from our operating activities in the first nine months of 2009 is lower than in the year-ago period due to the decline in our profitability level. See “Results of Operations” for more information.

As a result, our net cash from operating activities decreased from $1,332 million in the first nine months of 2008 to $367 million in the first nine months of 2009. Depreciation and amortization was $1,012 million in the first nine months of 2009, equivalent to the prior year period. Furthermore, our 2009 cash flow benefited from a net inventory decrease of $542 million and from the collection of $322 million of R&D tax credits related to past years following the amendment of a law in France which advanced the payments of these receivables.

Net cash from (used in) investing activities. Investing activities generated cash in the first nine months of 2009 primarily due to the net proceeds of $1,111 million, net of related expenses, received from Ericsson in relation to the creation of ST-Ericsson. Payments for the purchase of tangible assets totaled $261 million, a significant reduction from the $777 million registered in the equivalent prior year period. Furthermore, in the first nine months of 2009, there was a payment of $1,291 million for the purchase of marketable securities, while we sold $1,012 million of such securities in the same period largely due to their maturity dates.

Net cash from (used in) financing activities. Net cash used in financing activities was $269 million in the first nine months of 2009 compared to the $69 million used in the first nine months of 2008. The first nine months of 2009 included a $92 million purchase of equity from noncontrolling interests related to the acquisition of NXP’s 20% stake in ST-NXP Wireless. In addition, the first nine months of 2009 included $131 million as quarterly dividends paid to shareholders, corresponding to the last quarterly installment of the 2008 dividend and the first two quarterly installments of the 2009 dividend.

Net operating cash flow. We also present net operating cash flow defined as net cash from (used in) operating activities minus net cash from (used in) investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flow:

	Three Months Ended	Nine Months Ended
	September 26, 2009	September 26, 2009	September 27, 2008
	(In millions)
Net cash from (used in) operating activities	$225	$367	$1,332
Net cash from (used in) investing activities	(311)	471	(2,245)
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	181	279	(287)
Net operating cash flow	$95	$1,117	$(1,200)

We had favorable net operating cash flow of $1,117 million in the first nine months of 2009, significantly higher compared to net negative operating cash flow of $(1,200) million in the first nine months of 2008, mainly as a result of the $1,111 million, net of related fees, received from EMP as part of the creation of the ST-Ericsson joint venture. Excluding the effects of business combinations, net operating cash flow was favorable by $6 million in the first nine months of 2009, decreasing compared to favorable net operating cash flow of $487 million in the first nine months of 2008, because of the deterioration in our operating results which negatively impacted the net cash from operating activities.

In the third quarter of 2009, net operating cash flow benefited from an additional aggressive inventory reduction, which led to a net result of $100 million, excluding $5 million relating to business combinations.  Payments for the purchase of tangible assets totaled $98 million.

Capital Resources

Net financial position

Our net financial position represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, current portion of long-term debt and long-term debt, as represented in our consolidated balance sheet. Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness.

The net financial position has been determined as follows from our Unaudited Interim Consolidated Balance Sheets as at September 26, 2009:

	As at
	September 26, 2009	June 27, 2009	December 31, 2008	September 27, 2008
	(In millions)
Cash and cash equivalents, net of bank overdrafts	$1,576	$1,685	$989	$868
Marketable securities, current	955	759	651	726
Restricted cash	250	250	250	250
Marketable securities, non-current	170	170	242	297
Total financial resources	2,951	2,864	2,132	2,141
Current portion of long-term debt	(230)	(174)	(123)	(63)
Long-term debt	(2,455)	(2,485)	(2,554)	(2,487)
Total financial debt	(2,685)	(2,659)	(2,677)	(2,550)
Net financial position	266	$205	$(545)	$(409)

Our net financial position as of September 26, 2009 resulted in a net cash position of $266 million, representing a solid improvement compared to the net debt of $545 million as at December 31, 2008, due to favorable net operating cash flow. In the same period, both our cash position and our current marketable securities portfolio increased significantly to $1,576 million and $955 million, respectively, while total financial debt remained basically unchanged.

At September 26, 2009, the aggregate amount of our long-term debt, including the current portion, was $2,685 million, which included $1,046 million of our 2016 Convertible Bonds, $734 million of our 2013 Senior Bonds (corresponding to €500 million at issuance) and $692 million in European Investment Bank loans (the “EIB Loans”). The EIB Loans represent two committed credit facilities as part of an R&D funding program.  The first,  for €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $20 million was paid back in 2008. The second, signed on July 21, 2008, for €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million as at September 26, 2009. Additionally, we had unutilized committed medium term credit facilities with core relationship banks totaling $500 million. Furthermore, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $762 million as at September 26, 2009. We also maintain uncommitted foreign exchange facilities totaling $715 million at September 26, 2009. At September 26, 2009, the amounts available under the short-term lines of credit were not reduced by any borrowing.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 16 to our Consolidated Financial Statements.

As of September 26, 2009, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2009	2010	2011	2012	2013	2014	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,685	$87	$174	$1,163	$117	$847	$112	$185

In February 2006, we issued $1,131 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.

At our annual general meeting of shareholders held on April 26, 2007, our shareholders approved a cash dividend distribution of $0.30 per share. Pursuant to the terms of our 2016 Convertible Bonds, the payment of this dividend gave rise to a slight change in the conversion rate thereof. The new conversion rate was 43.363087 corresponding to 42,235,646 equivalent shares. At our annual general meeting of shareholders held on May 14, 2008, our shareholders approved a cash dividend distribution of $0.36 per share. The payment of this dividend gave rise to a change in the conversion rate thereof. The new conversion rate is 43.833898, corresponding to 42,694,216 equivalent shares.

As of September 26, 2009, we have the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2013	WR (1)	BBB+
Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+

(1)   Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds.

On February 6, 2009 Standard & Poor’s Rating Services lowered our senior debt rating from “A-” to “BBB+” and Moody’s Investors Service affirmed the Baa1 senior debt ratings and changed the outlook on the ratings to negative from stable.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of September 26, 2009, and for each of the five years to come and thereafter, were as follows (1):

	Total	2009	2010	2011	2012	2013	2014	Thereafter
Operating leases(2)	$357	29	79	69	55	34	17	74
Purchase obligations(2)	$661	433	176	46	3	3	-	-
of which:
Equipment and other asset purchase	$201	104	97	-	-	-	-	-
Foundry purchase	$178	178	-	-	-	-	-	-
Software, technology licenses and design	$282	151	79	46	3	3	-	-
Other obligations(2)	$306	51	137	59	50	5	3	1
Long-term debt obligations (including current portion)(3)(4)(5) of which:	$2,685	87	174	1,163	117	847	112	185
Capital leases(3)	$11	2	6	2	-	-	-	1
Pension obligations(3)	$340	10	37	26	32	34	44	157
Other non-current liabilities(3)	$375	4	34	17	87	8	7	218
Total	$4,724	$614	$637	$1,380	$344	$931	$183	$635

(1)      Contingent liabilities which cannot be quantified are excluded from the table above.

(2)      Items not reflected on the Unaudited Consolidated Balance Sheet at September 26, 2009.

(3)      Items reflected on the Unaudited Consolidated Balance Sheet at September 26, 2009.

(4)      See Note 16 to our Unaudited Consolidated Financial Statements at September 26, 2009 for additional information related to long-term debt and redeemable convertible securities.

(5)      Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

As a consequence of the planned closures of certain of our manufacturing facilities, the future shutdown of our plant in Phoenix (USA), will lead to negotiations with some of our suppliers. As no final date has been set, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees.

Operating leases are mainly related to building leases and to equipment leases as part of the Crolles2 equipment repurchase which was finalized in the third quarter of 2008. The amount disclosed is composed of minimum payments for future leases from 2009 to 2014 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to cooperation agreements.

Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. The outstanding long-term debt corresponding to the 2013 convertible debt was not material as at September 26, 2009, see “Net financial position” above for details.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control. The Floating Rate Senior Bonds issued by ST BV are collateralized with guarantee issued by us.

Pension obligations and termination indemnities amounting to $340 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 18 to our Consolidated Financial Statements. As part of the FMG deconsolidation, we retained the obligation to fund the severance payment (“trattamento di fine rapporto”) due to certain transferred employees by the defined amount of about $33 million which qualifies as a defined benefit plan and was classified as an other non-current liability as at September 26, 2009.

Other non-current liabilities include, in addition to the above-mentioned pension obligation, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include as at September 26, 2009, following the FMG deconsolidation in 2008, a long-term liability for capacity rights amounting to $52 million. In addition, we and Intel have each granted in favor of Numonyx B.V., in which we hold a 48.6% equity investment through Numonyx, a 50% guarantee not joint and several, for indebtedness related to the financing arrangements entered into by Numonyx for a $450 million term loan and a $100 million committed revolving credit facility. Non-current liabilities include the $69 million guarantee liability based on the fair value of the term loan over 4 years with effect of the savings provided by the guarantee.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at September 26, 2009.

Financial Outlook

We are reconfirming our target to have capital expenditures approximate $500 million in 2009, which should correspond to an approximate 50% decrease as compared to the $983 million spent in 2008. The most significant of our 2009 capital expenditure projects are: (a) for the front-end facilities: (i) the tool set to transfer the 32nm process from our participation in the IBM Alliance to our 300-mm fab in Crolles; (ii) the completion of the restructuring program for front-end fabs; (iii) focused investment both in manufacturing and R&D in our sites in France to secure and develop our system oriented proprietary technologies portfolio; (iv) quality, safety, security, maintenance both in 6” and 8” front end fabs; and (b) for the back-end facilities, the capital expenditures will mainly be dedicated to the technology evolution to support the ICs path to package size reduction in Shenzhen (China) and Muar (Malaysia) and to prepare the room for future years capacity growth by completing the new production area in Muar and the new plant in Longgang (China).

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have capital requirements in the coming years and, in addition, we intend to continue to devote a substantial portion of our net revenues to R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

Impact of Recently Issued U.S. Accounting Standards

(a)	Accounting pronouncements effective in 2009

The fair value measurement guidance specifically related to nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long lived assets or goodwill, was previously deferred by the Financial Accounting Standards Board (“FASB”) and became effective as of January 1, 2009. For goodwill impairment testing and the use of fair value of tested reporting units, we reviewed our goodwill impairment model to measure fair value relying on external inputs and market participant’s assumptions rather than exclusively using discounted cash flows generated by each reporting entity. Such fair value measurement corresponds to a level 3 fair value hierarchy in the amended guidance, as described in Note 24. This new fair value measurement basis, when applied in a comparable market environment as in the last impairment campaigns, had no significant impact on the results of the goodwill impairment tests as performed in 2009. However, as a result of the continuing downturn in market conditions and the general business environment, this new measurement of the fair value of the reporting units, when used in future goodwill and impairment testing, could generate impairment charges as the fair value will be estimated on business indicators that could reflect a distressed market.

In December 2007, the FASB issued guidance related to business combinations and noncontrolling interests in consolidated financial statements.  The guidance significantly changed how business acquisitions are accounted for and changed the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from past practice are as follows: the new guidance expands the definitions of a business and business combination; it requires the recognition of contingent consideration at fair value on the acquisition date; acquisition-related transaction costs and restructuring costs are expensed as incurred; it changes the way certain assets are valued and requires retrospective application of measurement period adjustments. Additionally, for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business records 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values. The significant changes from past practice related to noncontrolling interests includes that they are now considered as equity and transactions between the parent company and the noncontrolling interests are treated as equity transactions as far as these transactions do not create a change in control. Additionally, the guidance requires the recognition of noncontrolling interests at fair value rather than at book value as in past practice in cases of partial acquisitions. Such guidance is effective for fiscal years beginning on or after December 15, 2008 and was adopted by us on January 1, 2009. The business combination guidance has been applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions. The noncontrolling interest guidance required retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of the noncontrolling interest guidance were applied prospectively. Acquisition-related costs, which amounted to $7 million and were capitalized as at December 31, 2008, were immediately recorded in earnings in the first quarter of 2009. Additionally, presentation and disclosures of noncontrolling interests generated a reclassification in all reporting periods as at January 1, 2009 from the mezzanine line “Minority interests” in the previously filed consolidated balance sheet as at December 31, 2008 to equity for a total amount of $276 million. No significant changes were recorded upon adoption in valuation allowance for acquired deferred tax assets and the resolution of assumed uncertain tax positions on past business combinations.

In March 2008, the FASB amended the guidance on disclosures about derivative instruments and hedging activities intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. This amendment is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We adopted the amendment in the first quarter of 2009 and included the new disclosure requirements in Note 23.

In November 2008, additional guidance was issued related to equity method investment accounting considerations. The guidance addresses a certain number of matters associated with the impact that the December 2007 amended guidance on business combinations and noncontrolling interests might have on the accounting for equity method investments. This additional guidance is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, with no early application permitted. This guidance must be applied prospectively to new investments acquired after the effective date and was adopted by us in the first quarter of 2009. There was no material effect on its financial position and results of operations as a result of adoption.

In November 2008, additional guidance was issued on accounting for defensive intangible assets. This additional guidance applies to all defensive assets, either acquired from a third party or through a business combination. However, it excludes from its scope in-process research and development acquired in a business combination. The additional guidance states that a defensive asset should be considered a separate unit of accounting and should not be combined with the existing asset whose value it may enhance. A useful life should be assigned that reflects the acquiring entity’s consumption of the defensive asset’s expected benefits. The guidance is effective prospectively to intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with no early application permitted. We adopted the guidance in the first quarter of 2009. We did not acquire significant defensive intangible assets and even if future business combinations involve the acquisition of defensive assets, the application of the guidance would not have a material effect on its financial position and results of operations.

In April 2009, the FASB issued clarifying guidance on the determination of fair values when volumes and levels of activity for assets or liabilities have significantly decreased and on identifying transactions that are not orderly.  The guidance clarifies the issue of determining the fair values of assets and liabilities in non-active markets and that distressed or forced sales are not considered to represent fair value.  It also requires additional disclosures in both interim and annual financial statements of the inputs and valuation techniques used in measuring fair value and disclosure of any changes in valuation techniques.  The clarifying guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted in certain circumstances for periods ending after March 15, 2009.  We adopted the guidance in the second quarter of 2009 and included all required disclosures in its consolidated financial statements beginning in the period ended June 27, 2009. This guidance did not have any impact on our financial position and results of operations.

In April 2009, the FASB also issued clarifying guidance on the recognition and presentation of other-than-temporary impairments.  This guidance amends the impairment guidance for certain debt securities and requires an investor to assess the likelihood of selling the security prior to recovering its cost basis. If an investor is able to meet the criteria to assert that it will not have to sell the security before recovery, impairment charges related to credit losses, or the inability to collect cash flows sufficient to amortized cost basis, would be recognized in earnings, while impairment charges related to non-credit losses would be reflected in other comprehensive income. The guidance, which is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 required adoption through a cumulative effect adjustment. It also requires additional disclosures for both annual and interim periods on debt and equity securities. We adopted the guidance in the second quarter of 2009 and included all required disclosures in our consolidated financial statements beginning in the period ended June 27, 2009. The adoption did not have any impact on our financial position and results of operations.

In April 2009, the FASB also issued clarifying guidance on interim disclosures about the fair value of financial instruments, which requires interim disclosures for financial instruments within the scope of the FASB guidance on fair value of financial instruments disclosures, previously disclosed only on an annual basis. It also requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis and any changes of the methods and significant assumptions from prior periods. The accounting treatment for these financial instruments is not changed. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted in certain circumstances for periods ending after March 15, 2009.  We adopted the guidance in the second quarter of 2009 and included all required disclosures in its consolidated financial statements beginning in the period ended June 27, 2009.

In June 2009, the FASB issued guidance on subsequent events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Although there is new terminology, the guidance is based on the same principles as those that existed prior to adoption. The guidance also includes a new required disclosure of the date through which an entity has evaluated subsequent events. The guidance is effective for interim and annual periods ending after June 15, 2009 and was adopted by us in the second quarter of 2009 with no material impact on the consolidated financial statements as at June 27, 2009.

In June 2009, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 112 (“SAB 112”), which updates and amends the SEC staff’s previous interpretive guidance relating to business combinations and noncontrolling interests. Specifically, SAB 112 updates various sections of the Staff Accounting Bulletin Series to bring it into conformity with the FASB guidance on business combinations and noncontrolling interests. We adopted SAB 112 in the second quarter of 2009, which did not have a material impact on our financial position and results of operations.

In July 2009, the FASB issued the Accounting Standards Codification (“Codification”).  The Codification is a single authoritative source for U.S. GAAP. While not intended to change U.S. GAAP, the Codification significantly changes the way in which the accounting literature is organized. It is structured by accounting topic to identify the guidance that applies to a specific accounting issue. The Codification is effective for financial statements that cover interim and annual periods ending after September 15, 2009. We adopted the Codification in our interim consolidated financial statements for the period ending September 26, 2009.

In October 2009, the FASB updated the Codification to provide share lenders with guidance on how to account for own-share lending arrangements.  Specifically, a share lender should record as debt issuance cost the fair value of a share lending arrangement.  The outstanding shares should be excluded from basic and diluted earnings per share, unless the counterparty defaults. When a default is probable, expense should be recognized with an offset to equity for the fair value of the shares less estimated recoveries. The guidance is effective for new share lending arrangements for interim and annual periods beginning on or after June 15, 2009.  For existing arrangements, the guidance is effective for fiscal years beginning on or after December 15, 2009 and must be applied retrospectively for arrangements outstanding as of the effective date. We do not hold any share lending arrangements and thus the guidance did not have any impact on our financial position and results of operations upon adoption.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In June 2009, the FASB issued amendments to the guidance on accounting for transfers of financial assets and the guidance on consolidation of variable interest entities. The amendment regarding accounting for transfers of financial assets includes: (i) eliminating the qualifying special-purpose entity (“QSPE”) concept; (ii) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; (iii) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; (iv) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (v) extensive new disclosures. The amendment regarding consolidation of variable interest entities includes: (i) the elimination of exemption for QSPEs; (ii) a new approach for determining who should consolidate a variable-interest entity and (iii) changes to when it is necessary to reassess who should consolidate a variable-interest entity. Both amendments are effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2009 and for interim periods within that first year. Earlier adoption is prohibited.  We will adopt the amendments as of January 1, 2010 and is currently evaluating the impact these new standards may have.

In September 2009, the FASB issued final guidance on measuring the fair value of liabilities.  It amends the Codification primarily as follows: (i) it sets forth the types of valuation techniques to be used to value a liability when a quoted price in an active market is not available; (ii) clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability; (iii) clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The amended guidance is effective for the first reporting period beginning after issuance. We will adopt the amendment as of January 1, 2010 and are currently evaluating the impact these new standards may have on our financial position and results of operations.

In October 2009, the FASB also released clarifying guidance on arrangements with multiple deliverables. By providing another alternative for determining the selling price of deliverables, the new guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics. In addition, the residual method of allocating arrangement consideration is no longer permitted. The new guidance also removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. It finally requires expanded qualitative and quantitative disclosures.  The new guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted as early as interim periods ended September 30, 2009.  The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We will adopt it as of January 1, 2011 and are currently evaluating the impact it may have on our financial position and results of operations.

(c)	Accounting pronouncements that are not yet effective and are not expected to impact our operations

•	Additional guidance on alternative investments

Equity investments

Numonyx

In 2007, we entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of our Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, we would sell our flash memory assets, including our NAND joint venture interest with Hynix as described below and other NOR resources, to the new company, which was called Numonyx Holdings B.V. (“Numonyx”), while Intel would sell its NOR assets and resources. In connection with this announcement, we reported in 2007 an impairment charge of $1,106 million to adjust the value of these assets to fair value less costs to sell.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, we contributed our flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 15 to our Unaudited Consolidated Financial Statements. As a consequence of the final terms and balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, we incurred an additional pre-tax loss of $190 million for the year ended December 31, 2008, which was recorded in the first nine months of 2008.  The additional losses were reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income, as described in Note 7 to our Unaudited Consolidated Financial Statements.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. We and Intel have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was evaluated under the FASB guidance on guarantee liabilities. It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at September 26, 2009. As at September 26, 2009 the guarantee was not exercised. To the best of management’s knowledge, as at September 26, 2009, Numonyx was current on its debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future.

We account for our share in Numonyx under the equity method based on the results of the venture. In the valuation of the Numonyx investment under the equity method, we apply a one-quarter lag reporting. For the first nine months of 2009, the line “Earnings (loss) on equity investments” in our consolidated statements of income included the following amounts related to the investment in Numonyx: a charge of $158 million that represents our proportional share of the loss reported by Numonyx in the fourth quarter of 2008 through the first half of 2009 and a benefit of $60 million related to amortization of basis differences arising principally from impairment charges recorded by us in prior periods. Furthermore, we evaluate on a quarterly basis the fair value of our investment in Numonyx based upon a combination of an income approach, using discounted cash flows, and a market approach, using the metrics of comparable public companies, both in relation to actual results and the most updated available forecast. In the first nine months of 2009, we recorded an impairment charge of $200 million (recorded in its entirety in the first quarter of 2009) considered as other-than-temporary, resulting from a reassessment by us of the fair value of our investment in Numonyx following the deterioration of both the global economic situation and the memory market segment, as well as a revision by Numonyx of its 2009 projected results. On the basis of the improved market conditions, we did not book any impairment charge in the third quarter of 2009. At September 26, 2009, our investment in Numonyx, including the amount of the debt guarantee, amounted to $198 million.

Our current maximum exposure to loss as a result of our involvement with Numonyx is limited to our equity investment, our investment in subordinated notes and our debt guarantee obligation.

ST-Ericsson AT Holding

As discussed in Note 9 to our Unaudited Consolidated Financial Statements, on February 3, 2009, we announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new joint venture, named ST-Ericsson. As part of the transaction, we received an interest in ST-Ericsson AT Holding AG (“JVD”). JVD, in which we own 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture. We have determined that JVD is a variable interest entity, but have determined that we are not the primary beneficiary of the entity. Accordingly, we account for our noncontrolling interest in JVD under the equity method of accounting. Our investment in JVD at the date of the transaction was valued at $99 million. In the first nine months of 2009, the line “Earnings (loss) on equity investments” in our consolidated statements of income included a charge of $24 million related to JVD, of which $9 million was recorded in the third quarter of 2009. This amount includes the amortization of basis differences. Our current maximum exposure to loss as a result of our involvement with JVD is limited to our equity investment, which was shown as $75 million on the consolidated balance sheet at September 26, 2009.

Veredus

In 2008, we acquired 41.2% of ownership interest in Veredus Laboratories Pte. Ltd (“Veredus”), a company located in Singapore which sells diagnostic solutions to the medical market. The acquisition amounted to $11 million and was fully paid in 2008. The investment is aimed at joining forces with established and growing players in the medical diagnostic market, accelerating thus market adoption of Lab-on-Chip technology and products. We account for our interest in Veredus under the equity method. In the valuation of the Veredus investment under the equity method, we apply a one-quarter lag reporting. Our share of the results of Veredus, as reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the nine months ended September 26, 2009, was not material.

ATLab

In 2008, we acquired 8.1% of the ownership interest in ATLab Inc. (“ATLab”), a Korean company that sells semiconductor devices to the optical mouse, touch screen and touch pad markets. With this investment, we intend to secure partnership in product development for the growing touch screen market. The acquisition, which included the purchase of equity and licenses, totaled $4 million and was fully paid in 2008.

We have identified ATLab as a variable interest entity, but have determined that we are not the primary beneficiary of the entity. We have the ability to exercise significant influence on certain decisions of the entity. Consequently, we account for our interest in ATLab under the equity method. Our share of the results of ATLab, as reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the nine months ended September 26, 2009, amounted to $1 million.

Backlog and Customers

During the third quarter of 2009, the amount of our bookings (including frame orders) remained at a solid level, confirming earlier indications of recovery during 2009. We have registered an increase in comparison to the third quarter of 2008. We entered the fourth quarter of 2009 with a backlog significantly higher than what we had entering the third quarter of 2009. Backlog (including frame orders) is subject to possible cancellation, push back, lower than expected hit of frame orders, and thus is not necessarily indicative of billings amount or growth for the next periods.

In the third quarter of 2009, our largest customer, the Nokia Group of companies, accounted for approximately 15% of our revenues compared to 18% in the third quarter of 2008. There is no guarantee that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of September 26, 2009:

Year	Transaction	Number of shares	Nominal value (Euro)	Cumulative amount of capital (Euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital (Euro)	Amount of issue premium (Euro)	Cumulative— issue premium (Euro)

December 31, 2008	Exercise of options	13,885	1.04	946,719,597	910,307,305	14,440	—	1,756,254,982
September 26, 2009	Exercise of options	12,000	1.04	946,732,077	910,319,305	12,480	—	1,756,254,982

As of September 26, 2009, we had 910,319,305 shares, of which 32,005,308 shares were owned as treasury stock. We also had outstanding stock options exercisable into the equivalent of 38,305,675 common shares and 8,614,600 unvested stock awards to be vested on treasury stock. Upon fulfillment of the respective predetermined criteria, the second tranche of stock awards granted under our 2007 stock-based plan vested on April 26, 2009, and the last tranche of stock awards granted under our 2006 stock-based plan vested on April 27, 2009. For full details of quantitative and qualitative information, see “Item 6. Directors, Senior Management and Employees” as set forth in our Form 20-F, as may be updated from time to time in our public filings, and see Notes 17 and 20 to our Unaudited Interim Consolidated Financial Statements.

In the first nine months of 2009, our share-based compensation plans generated a total charge of $27 million pre-tax in our income statement ($2 million for the 2009 Unvested Stock Award Plan, $7 million for the 2008 Unvested Stock Award Plan, $14 million for the 2007 Unvested Stock Award Plan and $4 million for the 2006 Unvested Stock Award Plan).

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (Disclosure Controls) as of the end of the period covered by this report. The controls evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 6-K, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report which is set forth below.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this Form 6-K. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which, as of January 2008, reports to our Chief Compliance Officer. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this report, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information related to STMicroelectronics and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Overview Business Outlook” and in “Liquidity and Capital Resources – Financial Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
effect of the current economic conditions impacting demand in the key application markets and from key customers served by our products, and changes in customer order patterns, including order cancellations, all of which generate uncertainties and make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs, as well as the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•	our ability to successfully integrate the acquisitions we pursue, in particular the successful integration and operation of ST-Ericsson in the current difficult economic environment;

•
we hold significant non-marketable equity investments in Numonyx, our joint venture in the flash memory market segment, and in ST-Ericsson, our joint venture in the wireless segment. Additionally, we are a guarantor for certain Numonyx debts.  Therefore, declines in these market segments could result in significant impairment charges, restructuring charges and gains/losses on equity investments;

•	our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars;

•	our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the ability to maintain solid, viable relationships with our suppliers and customers in the event they are unable to maintain a competitive market presence due, in particular, to the effects of the current economic environment;

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil as well as natural events such as severe weather, health risks, epidemics (including the potential impact of swine flu on our operations or those of our customers) or earthquakes in the countries in which we, our key customers or our suppliers, operate; and

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.  Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.  Some of these risk factors are set forth and are discussed in more detail in “Item 3.  Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected.  We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	September 26,	September 27,
In million of U.S. dollars except per share amounts	2009	2008

Net sales	2,269	2,687
Other revenues	6	9
Net revenues	2,275	2,696
Cost of sales	(1,562)	(1,737)
Gross profit	713	959
Selling, general and administrative	(290)	(297)
Research and development	(595)	(602)
Other income and expenses, net	29	17
Impairment, restructuring charges and other related closure costs	(53)	(22)
Operating loss (income)	(196)	55
Other-than-temporary impairment charge on financial assets	0	14
Interest income, net	4	8
Loss on equity investments	(42)	(344)
Loss on sale of financial assets
Loss before income taxes and noncontrolling interest	(234)	(295)
Income tax expense (benefit)	(15)	15
Loss before noncontrolling interest	(249)	(280)
Net loss (income) attributable to noncontrolling interest	48	(9)
Net loss attributable to parent company	(201)	(289)

Loss per share (Basic) attributable to parent company shareholders	(0.23)	(0.32)
Loss per share (Diluted) attributable to parent company shareholders	(0.23)	(0.32)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(Unaudited)
In million of U.S. dollars except per share amounts	September 26, 2009	September 27, 2008

Net sales	5,895	7,528
Other revenues	32	38
Net revenues	5,927	7,566
Cost of sales	(4,257)	(4,828)
Gross profit	1,670	2,738
Selling, general and administrative	(856)	(882)
Research and development	(1,763)	(1,581)
Other income and expenses, net	127	56
Impairment, restructuring charges and other related closure costs	(194)	(390)
Operating loss	(1,016)	(59)
Other-than-temporary impairment charge on financial assets	(72)	(82)
Interest income, net	6	48
Loss on equity investments	(324)	(350)
Loss on sale of financial assets	(8)	-
Loss before income taxes and noncontrolling interest	(1,414)	(443)
Income tax benefit	142	34
Loss before noncontrolling interest	(1,272)	(409)
Net loss (income) attributable to noncontrolling interest	211	(12)
Net loss attributable to parent company	(1,061)	(421)

Loss per share (Basic) attributable to parent company shareholders	(1.21)	(0.47)
Loss per share (Diluted) attributable to parent company shareholders	(1.21)	(0.47)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

In million of U.S. dollars	September 26, 2009	December 31, 2008
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	1,576	1,009
Marketable securities	955	651
Trade accounts receivable, net	1,422	1,064
Inventories, net	1,299	1,840
Deferred tax assets	252	252
Assets held for sale	33	-
Other receivables and assets	1,054	685
Total current assets	6,591	5,501
Goodwill	1,082	958
Other intangible assets, net	851	863
Property, plant and equipment, net	4,177	4,739
Long-term deferred tax assets	360	373
Equity investments	286	510
Restricted cash	250	250
Non-current marketable securities	170	242
Other investments and other non-current assets	435	477
	7,611	8,412
Total assets	14,202	13,913

Liabilities and equity
Current liabilities:
Bank overdrafts	-	20
Current portion of long-term debt	230	123
Trade accounts payable	954	847
Dividends payable to shareholders	53	79
Other payables and accrued liabilities	1,058	996
Deferred tax liabilities	8	28
Accrued income tax	136	125
Total current liabilities	2,439	2,218

Long-term debt	2,455	2,554
Reserve for pension and termination indemnities	340	332
Long-term deferred tax liabilities	23	27
Other non-current liabilities	375	350
	3,193	3,263
Total liabilities	5,632	5,481
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,319,305 shares issued, 878,313,997 shares outstanding)	1,156	1,156
Capital surplus	2,470	2,324
Accumulated result	2,793	4,064
Accumulated other comprehensive income	1,255	1,094
Treasury stock	(377)	(482)
Total parent company shareholders' equity	7,297	8,156
Noncontrolling interest	1,273	276
Total equity	8,570	8,432

Total liabilities and equity	14,202	13,913

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Monthts Ended
In million of U.S. dollars	(Unaudited) September 26, 2009	(Unaudited) September 27, 2008

Cash flows from operating activities:
Net loss	(1,272)	(409)
Items to reconcile net loss and cash flow from operating activities:
Depreciation and amortization	1,012	1,009
Amortization of discount on convertible debt	12	13
Other-than-temporary impairment charge on financial assets	72	82
Loss on sale of financial assets	8	-
Other non-cash items	(18)	73
Deferred income tax	(30)	(41)
Loss on equity investments	324	350
Impairment, restructuring charges and other related closure costs, net of cash payments	(55)	333
Changes in assets and liabilities:
Trade receivables, net	(353)	165
Inventories, net	542	(133)
Trade payables	75	101
Other assets and liabilities, net	50	(211)
Net cash from operating activities	367	1,332

Cash flows from investing activities:
Payment for purchases of tangible assets	(261)	(777)
Payment for purchase of marketable securities	(1,291)	-
Proceeds from sale of marketable securities	1,012	287
Investment in intangible and financial assets	(100)	(68)
Proceeds received in business combinations	1,129	-
Payment for business acquisitions, net of cash and cash equivalents	(18)	(1,687)
Net cash from (used in) investing activities	471	(2,245)

Cash flows from financing activities:
Proceeds from long-term debt	-	387
Repayment of long-term debt	(50)	(64)
Decrease in short-term facilities	(20)	-
Repurchase of common stock	-	(231)
Dividends paid to shareholders	(131)	(161)
Proceeds from sale of financial assets	26	-
Purchase of equity from noncontrolling interests	(92)	-
Other financing activities	(2)	-
Net cash used in financing activities	(269)	(69)
Effect of changes in exchange rates	(2)	(5)
Net cash increase (decrease)	567	(987)
Cash and cash equivalents at beginning of the period	1,009	1,855
Cash and cash equivalents at end of the period	1,576	868

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Result	Income/(loss)	Interest	Equity

Balance as of December 31, 2007 (Audited)	1,156	2,097	(274)	5,274	1,320	53	9,626
Repurchase of common stock			(313)				(313)
Issuance of shares by subsidiary		152				246	398
Stock-based compensation expense		75	105	(105)			75
Comprehensive income (loss):
Net income (loss)				(786)		6	(780)
Other comprehensive income (loss), net of tax					(226)	(19)	(245)
Comprehensive income (loss)							(1,025)
Dividends, $0.36 per share				(319)		(10)	(329)
Balance as of December 31, 2008 (Audited)	1,156	2,324	(482)	4,064	1,094	276	8,432
Business combination						1,411	1,411
Purchase of equity from noncontrolling interest		119				(211)	(92)
Stock-based compensation expense		27	105	(105)			27
Comprehensive income (loss):
Net loss				(1,061)		(211)	(1,272)
Other comprehensive income (loss), net of tax					161	8	169
Comprehensive income (loss)							(1,103)
Dividends, $0.12 per share				(105)			(105)
Balance as of September 26, 2009 (Unaudited)	1,156	2,470	(377)	2,793	1,255	1,273	8,570

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. The Company’s first quarter ended on March 28, 2009, its second quarter ended on June 27 and its third quarter ended on September 26. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2008. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2009.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; determination of fair value of deliverables in multiple element sale arrangements, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory; litigation and claims; valuation at fair value of acquired assets including intangibles and their estimated amortization periods and assumed liabilities in a business combination; goodwill, investments and tangible assets as well as the impairment of their related carrying values; the assessment in each reporting period of events, which could trigger interim impairment testing; measurement of the fair value of securities classified as available-for-sale, including debt securities, for which no observable market price is obtainable; the valuation of equity investments under the equity method; the assessment of credit losses and other-than-temporary impairment charges on financial assets, the valuation of noncontrolling interests, particularly in case of contribution in kind as part of a business combination; restructuring charges; assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon the satisfaction of certain conditions of future performance; measurement of hedge effectiveness of derivative instruments; deferred income tax assets including required valuation allowance and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties and the determination of the estimated amount of taxes to be paid for the full year, including forecasted results of ordinary taxable income by jurisdiction. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

(a)	Accounting pronouncements effective in 2009

The fair value measurement guidance specifically related to nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long lived assets or goodwill, was previously deferred by the Financial Accounting Standards Board (“FASB”) and became effective as of January 1, 2009. For goodwill impairment testing and the use of fair value of tested reporting units, the Company reviewed its goodwill impairment model to measure fair value relying on external inputs and market participant’s assumptions rather than exclusively using discounted cash flows generated by each reporting entity. Such fair value measurement corresponds to a level 3 fair value hierarchy in the amended guidance, as described in Note 24. This new fair value measurement basis, when applied in a comparable market environment as in the last impairment campaigns, had no significant impact on the results of the goodwill impairment tests as performed in 2009. However, as a result of the continuing downturn in market conditions and the general business environment, this new measurement of the fair value of the reporting units, when used in future goodwill and impairment testing, could generate impairment charges as the fair value will be estimated on business indicators that could reflect a distressed market.

In December 2007, the FASB issued guidance related to business combinations and noncontrolling interests in consolidated financial statements.  The guidance significantly changed how business acquisitions are accounted for and changed the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from past practice are as follows: the new guidance expands the definitions of a business and business combination; it requires the recognition of contingent consideration at fair value on the acquisition date; acquisition-related transaction costs and restructuring costs are expensed as incurred; it changes the way certain assets are valued and requires retrospective application of measurement period adjustments. Additionally, for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business records 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values. The significant changes from past practice related to noncontrolling interests includes that they are now considered as equity and transactions between the parent company and the noncontrolling interests are treated as equity transactions as far as these transactions do not create a change in control. Additionally, the guidance requires the recognition of noncontrolling interests at fair value rather than at book value as in past practice in cases of partial acquisitions. Such guidance is effective for fiscal years beginning on or after December 15, 2008 and was adopted by the Company on January 1, 2009. The business combination guidance has been applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions. The noncontrolling interest guidance required retroactive adoption of the presentation and disclosure requirements for existing minority interests.  All other requirements of the noncontrolling interest guidance was applied prospectively. Acquisition-related costs, which amounted to $7 million and were capitalized as at December 31, 2008, were immediately recorded in earnings in the first quarter of 2009. Additionally, presentation and disclosures of noncontrolling interests generated a reclassification in all reporting periods as at January 1, 2009 from the mezzanine line “Minority interests” in the previously filed consolidated balance sheet as at December 31, 2008 to equity for a total amount of $276 million. No significant changes were recorded upon adoption in valuation allowance for acquired deferred tax assets and the resolution of assumed uncertain tax positions on past business combinations.

In March 2008, the FASB amended the guidance on disclosures about derivative instruments and hedging activities intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. This amendment is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company adopted the amendment in the first quarter of 2009 and included the new disclosure requirements in Note 23.

In November 2008, additional guidance was issued related to equity method investment accounting considerations.  The guidance addresses a certain number of matters associated with the impact that the December 2007 amended guidance on business combinations and noncontrolling interests might have on the accounting for equity method investments. This additional guidance is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, with no early application permitted. This guidance must be applied prospectively to new investments acquired after the effective date and was adopted by the Company in the first quarter of 2009.  There was no material effect on its financial position and results of operations as a result of adoption.

In November 2008, additional guidance was issued on accounting for defensive intangible assets.  This additional guidance applies to all defensive assets, either acquired from a third party or through a business combination. However, it excludes from its scope in-process research and development acquired in a business combination. The additional guidance states that a defensive asset should be considered a separate unit of accounting and should not be combined with the existing asset whose value it may enhance. A useful life should be assigned that reflects the acquiring entity’s consumption of the defensive asset’s expected benefits. The guidance is effective prospectively to intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with no early application permitted. The Company adopted the guidance in the first quarter of 2009. The Company did not acquire significant defensive intangible assets and even if future business combinations involve the acquisition of defensive assets, the application of the guidance would not have a material effect on its financial position and results of operations.

In April 2009, the FASB issued clarifying guidance on the determination of fair values when volumes and levels of activity for assets or liabilities have significantly decreased and on identifying transactions that are not orderly.  The guidance clarifies the issue of determining the fair values of assets and liabilities in non-active markets and that distressed or forced sales are not considered to represent fair value.  It also requires additional disclosures in both interim and annual financial statements of the inputs and valuation techniques used in measuring fair value and disclosure of any changes in valuation techniques.  The clarifying guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted in certain circumstances for periods ending after March 15, 2009. The Company adopted the guidance in the second quarter of 2009 and included all required disclosures in its consolidated financial statements beginning in the period ended June 27, 2009. This guidance did not have any impact on the Company’s financial position and results of operations.

In April 2009, the FASB also issued clarifying guidance on the recognition and presentation of other-than-temporary impairments.  This guidance amends the impairment guidance for certain debt securities and requires an investor to assess the likelihood of selling the security prior to recovering its cost basis. If an investor is able to meet the criteria to assert that it will not have to sell the security before recovery, impairment charges related to credit losses, or the inability to collect cash flows sufficient to amortized cost basis, would be recognized in earnings, while impairment charges related to non-credit losses would be reflected in other comprehensive income. The guidance, which is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 required adoption through a cumulative effect adjustment.  It also requires additional disclosures for both annual and interim periods on debt and equity securities. The Company adopted the guidance in the second quarter of 2009 and included all required disclosures in its consolidated financial statements beginning in the period ended June 27, 2009. The adoption did not have any impact on the Company’s financial position and results of operations.

In April 2009, the FASB also issued clarifying guidance on interim disclosures about the fair value of financial instruments, which requires interim disclosures for financial instruments within the scope of the FASB guidance on fair value of financial instruments disclosures, previously disclosed only on an annual basis. It also requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis and any changes of the methods and significant assumptions from prior periods. The accounting treatment for these financial instruments is not changed. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted in certain circumstances for periods ending after March 15, 2009. The Company adopted the guidance in the second quarter of 2009 and included all required disclosures in its consolidated financial statements beginning in the period ended June 27, 2009.

In June 2009, the FASB issued guidance on subsequent events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Although there is new terminology, the guidance is based on the same principles as those that existed prior to adoption. The guidance also includes a new required disclosure of the date through which an entity has evaluated subsequent events. The guidance is effective for interim and annual periods ending after June 15, 2009 and was adopted by the Company in the second quarter of 2009 with no material impact on the consolidated financial statements as at June 27, 2009.

In June 2009, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 112 (“SAB 112”), which updates and amends the SEC staff’s previous interpretive guidance relating to business combinations and noncontrolling interests. Specifically, SAB 112 updates various sections of the Staff Accounting Bulletin Series to bring it into conformity with the FASB guidance on business combinations and noncontrolling interests. The Company adopted SAB 112 in the second quarter of 2009, which did not have a material impact on the Company’s financial position and results of operations.

In July 2009, the FASB issued the Accounting Standards Codification (“Codification”).  The Codification is a single authoritative source for U.S. GAAP. While not intended to change U.S. GAAP, the Codification significantly changes the way in which the accounting literature is organized. It is structured by accounting topic to identify the guidance that applies to a specific accounting issue. The Codification is effective for financial statements that cover interim and annual periods ending after September 15, 2009. The Company has adopted the Codification in its interim consolidated financial statements for the period ending September 26, 2009.

In October 2009, the FASB updated the Codification to provide share lenders with guidance on how to account for own-share lending arrangements. Specifically, a share lender should record as debt issuance cost the fair value of a share lending arrangement. The outstanding shares should be excluded from basic and diluted earnings per share, unless the counterparty defaults. When a default is probable, expense should be recognized with an offset to equity for the fair value of the shares less estimated recoveries. The guidance is effective for new share lending arrangements for interim and annual periods beginning on or after June 15, 2009. For existing arrangements, the guidance is effective for fiscal years beginning on or after December 15, 2009 and must be applied retrospectively for arrangements outstanding as of the effective date. The Company does not hold any share lending arrangements and thus the guidance did not have any impact on the Company’s financial position and results of operations upon adoption.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In June 2009, the FASB issued amendments to the guidance on accounting for transfers of financial assets and the guidance on consolidation of variable interest entities.  The amendment regarding accounting for transfers of financial assets includes: (i) eliminating the qualifying special-purpose entity (“QSPE”) concept; (ii) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; (iii) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; (iv) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (v) extensive new disclosures. The amendment regarding consolidation of variable interest entities includes: (i) the elimination of exemption for QSPEs; (ii) a new approach for determining who should consolidate a variable-interest entity and (iii) changes to when it is necessary to reassess who should consolidate a variable-interest entity. Both amendments are effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2009 and for interim periods within that first year. Earlier adoption is prohibited. The Company will adopt the amendments as of January 1, 2010 and is currently evaluating the impact these new standards may have.

In September 2009, the FASB issued final guidance on measuring the fair value of liabilities. It amends the Codification primarily as follows: (i) it sets forth the types of valuation techniques  to be used to value a liability when a quoted price in an active market is not available; (ii) clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability; (iii) clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The amended guidance is effective for the first reporting period beginning after issuance.  The Company will adopt the amendment as of January 1, 2010 and is currently evaluating the impact this new guidance may have on the Company’s financial position and results of operations.

In October 2009, the FASB also released clarifying guidance on arrangements with multiple deliverables. By providing another alternative for determining the selling price of deliverables, the new guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics. In addition, the residual method of allocating arrangement consideration is no longer permitted. The new guidance also removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. It finally requires expanded qualitative and quantitative disclosures. The new guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company is currently evaluating the impact the new guidance may have on its financial position and results of operations.

(c)	Accounting pronouncements that are not yet effective and are not expected to impact the Company’s operations

•	Additional guidance on alternative investments

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008

Research and development funding	26	21	158	64
Start-up and phase-out costs	(3)	(3)	(37)	(10)
Exchange gain (loss), net	(4)	9	9	19
Patent costs, net of settlement agreements	11	(7)	-	(18)
Gain on sale of non-current assets, net	1	-	1	4
Other, net	(2)	(3)	(4)	(3)

Total Other income and expenses, net	29	17	127	56

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met.

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.  Phase-out costs for facilities during the closing stage are treated in the same manner.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading instruments which are not designated as hedge and which have a cash flow effect related to operating transactions.

Patent costs, net of settlement agreements include legal and attorney fees, payment of claims, patent pre-litigation consultancy and legal fees, netted against settlements, which primarily includes reimbursements of prior patent litigation costs.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

In the third quarter of 2009, the Company incurred impairment and restructuring charges related principally to the manufacturing plan committed to by the Company in 2007 (the “2007 restructuring plan”) and restructuring initiatives undertaken in 2009, including the new plan announced in April 2009 by ST-Ericsson, to be completed by mid-2010 (the “STE restructuring plan”). The main actions included in the restructuring plan are a re-alignment of product roadmaps to create a more agile and cost-efficient R&D organization and a reduction in workforce of 1,200 worldwide to reflect further integration activities following the merger.

The Company announced in 2007 that management committed to a restructuring plan aimed at redefining the Company’s manufacturing strategy in order to be more competitive in the semiconductor market. In addition to the prior restructuring measures undertaken in the past years, this manufacturing plan would pursue, among other initiatives: the transfer of 150mm production from Carrollton, Texas to Asia, the transfer of 200mm production from Phoenix, Arizona, to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in Bouskoura site.

The Company entered in 2007 into a definitive agreement with Intel to create a new independent semiconductor company, Numonyx, from the key assets of the Company’s and Intel’s Flash memory business (“FMG”) as described in details in Note 14. Upon meeting the criteria for treatment as assets held for sale, the Company reclassified as at December 31, 2007 the assets to be contributed to “Assets held for sale”. On March 30, 2008, the Company closed the deal for the creation of Numonyx and deconsolidated FMG contributed assets accordingly.

Impairment, restructuring charges and other related closure costs incurred in three months and nine months ended September 26, 2009 are summarized as follows:

	(Unaudited)
	Three months ended on September 26, 2009
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	(1)	(10)	(10)	(21)
STE restructuring plan	-	(16)	(1)	(17)
Other restructuring initiatives	(3)	(11)	(1)	(15)

Total impairment, restructuring charges and other related closure costs	(4)	(37)	(12)	(53)

	(Unaudited)
	Nine months ended on September 26, 2009
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	(25)	(61)	(25)	(111)
STE restructuring plan	-	(38)	(1)	(39)
Goodwill impairment	(6)	-	-	(6)
Other restructuring initiatives	(4)	(30)	(4)	(38)

Total impairment, restructuring charges and other related closure costs	(35)	(129)	(30)	(194)

Impairment, restructuring charges and other related closure costs incurred in the three months and nine months ended September 27, 2008 are summarized as follows:

	(Unaudited)
	Three months ended on September 27, 2008
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	38	(17)	(2)	19
FMG deconsolidation	(1)	-	(5)	(6)
Goodwill impairment	(13)	-	-	(13)
Other restructuring initiatives	(6)	(16)	-	(22)

Total impairment, restructuring charges and other related closure costs	18	(33)	(7)	(22)

	(Unaudited)
	Nine months ended on September 27, 2008
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	(76)	(55)	(4)	(135)
FMG deconsolidation	(191)	(2)	(14)	(207)
Goodwill impairment	(13)	-	-	(13)
Other restructuring initiatives	(6)	(27)	(2)	(35)

Total impairment, restructuring charges and other related closure costs	(286)	(84)	(20)	(390)

In the first nine months of 2008, the Company contributed its FMG business to Numonyx and incurred a $191 million additional impairment charge upon disposal, of which $1 million was recorded in the third quarter of 2008. The Company also recorded in the first nine months of 2008 restructuring charges and other related closure costs related to FMG deconsolidation which totaled $16 million. The long-lived assets of the Company’s manufacturing site in Phoenix, Arizona had previously been designated for closure as part of the 2007 restructuring plan and the Company decided in 2008 to sell the facility as a going concern. Consequently, the Company reclassified as current assets on the consolidated balance sheet as at June 28, 2008 the long-lived assets of Phoenix manufacturing site, which generated an impairment charge of $114 million recorded in the second quarter of 2008. Fair value less costs to sell was based on the consideration to be received upon the sale, which was expected to occur within one year. In the third quarter of 2008, pursuant to a corporate restructuring of the potential buyer, the sale was no longer deemed to be probable and the Company ceased to report as assets held for sale the

Phoenix assets, which were reclassified as held for use long-lived assets in the consolidated balance sheet as at September 26, 2009. Therefore the assets were revalued based on the discounted cash flows expected from their use, estimated at $98 million, which was higher than the consideration to be received upon the sale. An adjustment of $38 million was accordingly recorded in the third quarter of 2008 as a credit to impairment charge. The Company also reported in the first nine months of 2008 restructuring charges totaling $59 million, mainly related to accrued one-time termination benefits for Carrollton, Texas and Phoenix, Arizona, manufacturing sites. Moreover, in the third quarter of 2008, the Company performed its annual impairment test on goodwill and indefinite long-lived assets, which generated an impairment charge on goodwill totaling $13 million.

Impairment charges

The Company assessed certain events which triggered interim impairment testing and performed in the first half of 2009 an impairment test on goodwill and indefinite long-lived assets. As a result of this testing and a decline in the business outlook for the Vision business acquired in 1999, the Company recorded a $6 million impairment charge on goodwill related to this business in the first quarter of 2009. The Vision business is included in the Automotive Consumer Computer and Communication Infrastructure Product Group reporting segment and is dedicated to image sensors, camera modules and image processors for mobile phones. In the third quarter of 2009, the Company performed its annual impairment test on goodwill and indefinite long-lived assets, which did not evidence any additional impairment charge to be recorded as at September 26, 2009, except for a $3 million other-than-temporary impairment charge on an investment carried at cost. Such impairment loss was based on the liquidation value of the investment.  Additionally, $1 million of non-cash charges was recorded in the third quarter of 2009.

In the first nine months of 2009, the Company recorded impairment charges on long-lived assets totaling $25 million and relating to the 2007 restructuring plan. The Company reclassified as current assets on the line “Assets held for sale” on the consolidated balance sheet, the long-lived assets of its manufacturing site in Carrollton, Texas (that had previously been designated for closure as part of the 2007 restructuring plan), pursuant to its decision to sell the facility. The reclassified assets are primarily property and other long-lived assets that satisfied, as at September 26, 2009, all of the criteria required for the “held-for-sale” classification guidance. The carrying value of the assets to be sold totaled $51 million at the date of the reclassification, while fair value less costs to sell amounted to approximately $30 million, which generated in the first nine months of 2009 an impairment charge of $21 million. Fair value less costs to sell was based on the consideration to be received upon the sale, which is expected to occur within one year. This fair value measure corresponds to a level 2 fair value hierarchy for nonfinancial assets measured at fair value on a nonrecurring basis, as described in Note 24. In the first nine months of 2009, the Company also recorded impairment charges totaling $4 million on long-lived assets of the Company’s manufacturing site in Phoenix, Arizona, for which no alternative future use existed within the Company and which were also classified as assets held for sale. The carrying value of those assets to be disposed of by sale totaled $7 million at the date of the reclassification, while fair value less costs to sell amounted to $3 million. Fair value was estimated based on broker prices available for similar assets from past sales, which corresponds to a level 2 fair value hierarchy for nonfinancial assets measured at fair value on a nonrecurring basis, as described in Note 24.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at September 26, 2009 are summarized as follows in millions of U.S. dollars:

	2007 Restructuring Plan	FMG Disposal	STE restructuring plan	Other Restructuring Initiatives	Total Restructuring & Other Related Closure Costs
Provision as at December 31, 2008	113	20	-	101	234
Charges incurred in 2009	86	-	39	34	159
Amounts paid	(136)	(17)	(11)	(85)	(249)
Provision as at September 26, 2009	63	3	28	50	144

2007 restructuring plan:

Pursuant to its commitment to a restructuring plan aimed at improving its competitiveness, the Company recorded in the first nine months of 2009 a total restructuring charge amounting to $86 million, of which $20 million was recorded in the third quarter of 2009. These restructuring charges primarily related to decontamination and decommissioning costs and one-time termination benefits to be paid to employees who render services until the complete closure of the Carrollton, Texas and Phoenix, Arizona fabs.

STE restructuring plan:

The Company recorded in the first nine months of 2009 restructuring charges totaling $39 million, of which $17 million was recorded in the third quarter of 2009, pursuant to the announcement of the STE restructuring plan as described above, which mainly related to on-going termination benefits for involuntary leaves pursuant to the closure of certain locations in Europe, the Unites States of America and Asia.

Other restructuring initiatives:

In the first nine months of 2009, the Company recorded $34 million restructuring charges related to former committed restructuring initiatives, of which $12 million was recorded in the third quarter of 2009. These restructuring charges consisted primarily of termination benefits in Asia and voluntary termination arrangements in certain European locations. Additionally, the Company paid in the first nine months of 2009 $36 million related to the restructuring plan announced upon the integration of NXP wireless business, as described in Note 9. The amounts paid were charged against the liability recorded in 2008 in the purchase price allocation.

Total impairment, restructuring charges and other related closure costs

The 2007 restructuring plan, which is expected to result in a total pre-tax charge in the range of $270 million to $300 million, registered a total charge of $235 million as of September 26, 2009 (of which $86 million recorded in the first nine months of 2009, $87 million occurred in 2008 and $62 million occurred in 2007). This plan is expected to be completed in 2009.

The STE restructuring plan, which is expected to result in a total pre-tax charge in the range of $70 million to $90 million, registered a total charge of $39 million as of September 26, 2009. This plan is expected to be completed in mid 2010.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, product and processes.

8.	Interest Income, Net

Interest income, net consisted of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008

Income	14	29	45	107
Expense	(10)	(21)	(39)	(59)

Total interest income, net	4	8	6	48

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds. In the first nine months of 2009, interest income included $11 million recognized on the subordinated notes that the Company holds from its equity investment Numonyx, as described in Note 14, of which $4 million were recorded in the third quarter of 2009.

9.	Business Combinations

On January 17, 2008, the Company acquired effective control of Genesis Microchip Inc. (“Genesis Microchip”) under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, the Company acquired the remaining common shares of Genesis Microchip that had not been acquired through the original tender by offering the right to receive the same

$8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary of the Company that was merged with and into Genesis Microchip promptly thereafter and received $170 million of cash and cash equivalents from Genesis Microchip. Additional direct costs associated with the acquisition amounting to approximately $6 million were paid in 2008. On closing, Genesis Microchip became part of the Company’s Home Entertainment & Displays business activity which is part of the Automotive Consumer Computer and Telecom Infrastructure Product Groups segment. The acquisition of Genesis Microchip was performed to expand the Company’s leadership in the digital TV market. Genesis Microchip will enhance the Company’s technological capabilities for the transition to fully digital solutions in the segment and strengthen its product intellectual property portfolio.

Purchase price allocation resulted in the recognition of $11 million in marketable securities, $14 million in property, plant and equipment, $44 million of deferred tax assets, net of valuation allowance, while intangible assets included $44 million of core technologies, $27 million related to customer relationships, $2 million of trademarks, $15 million of goodwill primarily related to the workforce, and not deductible for tax purposes, and $2 million of liabilities net of other assets. During the course of 2008, the company reduced its estimate of direct cost associated with the acquisition and made a corresponding reduction in the amount of purchased goodwill. The Company also recorded in 2008 $21 million of acquired IP R&D with no alternative future use that the Company immediately wrote off. Such in-process research and development charge was recorded on the line “research and development expenses” in the consolidated statement of income in the first quarter of 2008. The core technologies have an average useful life of approximately four years, the customers’ relationship of seven years and the trademarks of approximately two years. The Company obtained a third party independent appraisal to assist in making its purchase price allocation although the Company takes full responsibility for such allocation.

On August 2, 2008, ST-NXP Wireless, a joint venture owned 80% by the Company, began operations based on contributions of the wireless businesses of the Company and NXP, as the minority interest holder. The Company paid to NXP $1.55 billion for the 80% stake, which included a control premium, and received cash from the NXP businesses of $33 million. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in the Company’s wireless business. Additional direct costs associated with the acquisition amounted to $21 million and were fully paid as at September 26, 2009. On closing, ST-NXP Wireless was determined to be included in the reportable segment “Wireless”.

Purchase price allocation resulted in the recognition of $308 million in property, plant and equipment, $72 million of tax receivables net of valuation allowances, inventory of $282 million, which includes $88 million of step-up in value that increased charges against earnings in 2008 as the inventory was sold, deferred tax liabilities of $14 million, restructuring reserves of $44 million and net other assets and liabilities of $42 million in liabilities. In addition, intangible assets recognized included core technologies of $223 million, customer relationships of $405 million, and acquired IP R&D of $76 million. Such IP R&D did not have any alternative future use and was written-off immediately in the consolidated statement of income in 2008 to the line “Research and development.” The resulting goodwill in the transaction was $669 million  at acquisition date.  During 2009 the Company made final adjustments to the acquisition related goodwill and reduced its value by $12 million with offsetting adjustments in property, plant and equipment, tax receivables and net other assets and liabilities. The goodwill deductible for tax purposes amounts to approximately $108 million. The core technologies have useful lives ranging from approximately three and a half to six and a half years. To assist in making the purchase price allocation for the contribution from the minority interest holder, the Company obtained a third party independent appraisal although the Company remains fully responsible for the allocation. The contribution by the Company was carried over at its book value. The restructuring reserves represent estimated redundancy costs incurred to achieve the rationalization of the combined organization as anticipated as part of the transaction and cover approximately 500 people, including sub-contractors. The plan affects mainly employees in Belgium, China, Germany, India, the Netherlands, Switzerland and the United States of America.

On February 1, 2009, the Company exercised its option to purchase the 20% noncontrolling interest of NXP in ST-NXP wireless for a price of $92 million. Transactions with noncontrolling interests are summarized in the table below:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008

Net loss attributable to parent company	(201)	(289)	(1,061)	(421)
Transfers (to) from noncontrolling interests:
Increase in parent company’s capital surplus for purchase of outstanding 20% of ST-NXP shares	-	-	119	-
Change from net loss attributable to parent company and transfers (to) from noncontrolling interests	(201)	(289)	(942)	(421)

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, to be named ST-Ericsson. ST-Ericsson will combine the resources of the two companies and focus on developing and delivering a complete portfolio of mobile platforms wireless semiconductor solutions across the broad spectrum of mobile technologies. The operations of ST-Ericsson are conducted through two groups of companies.  The parent of one of the groups is ST-Ericsson Holding AG (“JVS”), which is owned 50% plus a controlling share by ST.  JVS is responsible for the full commercial operation of the combined businesses, namely sales, marketing, supply and the full product responsibility. The parent of the other group, ST-Ericsson AT Holding AG (“JVD”), is owned 50% plus a controlling share by Ericsson and will be focused on fundamental R&D activities. Both JVS and JVD are variable interest entities.  Based upon its analysis, the Company has determined that it is the primary beneficiary of JVS and therefore consolidates JVS, but that it is not the primary beneficiary of JVD and therefore accounts for its noncontrolling interest in JVD under the equity method of accounting.  JVD is discussed further in Note 14.  In addition to the contributions by ST and Ericsson of their respective businesses to the venture entities, the consideration received from Ericsson included $1,145 million in cash, of which $700 million was paid directly to the Company.  The transaction has been accounted for as a business combination under the amended business combination guidance adopted by the Company as of January 1, 2009, which is discussed in Note 5.

The purchase accounting results in the following, in millions of U.S. dollars:

Consideration transferred:
Noncontrolling interest in the Company’s business contributed	1,105
Cash received by the Company	(700)
Equity investment in JVD	(99)
Total consideration transferred	306
Assets acquired and liabilities assumed:
Cash in JVS	445
Noncontrolling interest in EMP business acquired	(306)
Goodwill	145
Customer relationships	48
Property, plant and equipment	23
Other current assets and liabilities – net	(49)
Total assets acquired and liabilities assumed	306

The goodwill arises principally due to expected synergies and the value of the assembled workforce.  The tax deductibility of the goodwill is not yet determined.  In connection with this transaction, the Company recognized acquisition costs of $9 million, which were included in selling, general and administrative expenses during the first nine months of 2009. The customer relationships have a useful life of four years. There are no contingent assets or liabilities recognized in the transaction.

The fair value of the noncontrolling interests was made by the Company with the assistance of a third party evaluation of the fair values of the businesses contributed.  Due to lack of comparable market transactions, the EMP business was valued using a discounted cash flow approach.  The primary inputs used to measure the fair value were the stand alone business plan for the five-year period 2009-2013, including certain cost synergies of the venture, and the weighted average cost of capital, which was determined to be 8.9%. This represents a Level 3 measurement of fair value in the fair value measurement hierarchy. The resulting value of the EMP business was then allocated between the two entities of the venture as follows: (a) specifically identifiable assets as well as customer-related intangibles and the cost synergies were allocated to the portion of the EMP business contributed to JVS, and (b) specifically identifiable assets as well as the value of the usage rights of the technology were allocated to the portion of the EMP business contributed to JVD.  The fair value of the Company’s contribution of its ST-NXP Wireless business to JVS was determined based upon the valuation of the EMP business contributed to JVS and JVD and the cash consideration that was agreed upon between the Company and Ericsson to compensate for the difference in fair values between the two companies’ contributions. This valuation is therefore also considered Level 3. Due to the significant minority rights of the Company and Ericsson in JVD and JVS respectively, no control premium or discount was assigned in the valuation of the noncontrolling interests. Upon closing, JVS was determined to be included in the reportable segment “Wireless”.

The unaudited proforma information below assumes that JVS was created on January 1, 2009 and 2008 and incorporates the results of JVS beginning on those dates. The unaudited three and nine months ended September 26, 2009 and September 27, 2008 information has been adjusted to incorporate the results of JVS on January 1, 2009 and January 1, 2008. Such results include estimated results of the business acquired, adjustments to conform to the Company’s accounting policies, additional depreciation and amortization resulting from the step up to the fair values of the tangible and intangible assets, consequential tax effects and noncontrolling interest adjustments.  These amounts are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2009 and January 1, 2008.

Pro forma Statements of Income (unaudited)	Three months ended		Nine months ended
In millions of U.S. dollars	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
Net revenues	2,275	2,864	5,951	8,072
Net loss attributable to parent company	(201)	(311)	(1,043)	(459)

Net revenues of the EMP business for the period from the acquisition date of February 3, 2009 through the end of the quarter ended September 26, 2009 included in the consolidated statement of income were $209 million. Net income (loss) during this period is no longer separately identifiable, as the EMP business was immediately integrated across a large number of legal entities combining the cost structures of the EMP and ST-NXP Wireless businesses.

10.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	Wireless segment	Industrial and Multisegment Products Sector (“IMS”)	Total
December 31, 2008 (Audited)	51	816	91	958
Business Combination		133		133
Vision goodwill impairment	(6)			(6)
Foreign currency translation	(2)	(3)	2	(3)
September 26, 2009 (Unaudited)	43	946	93	1,082

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. An amount of $145 million of the purchase price for this transaction was allocated to goodwill. This business combination is discussed in details in Note 9. Additionally, the Company made final adjustments to the NXP business combination and decreased goodwill by $12 million.

During the first half of 2009, the Company performed an impairment test on goodwill and based on this test, impairment charge totaling $6 million was recorded on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the period ended September 26, 2009. This impairment charge is further described in Note 7. In the third quarter of 2009, the Company performed its annual impairment test on goodwill and indefinite long-lived assets, which did not evidence any additional impairment charge to be recorded as at September 26, 2009.

11.	Other intangible assets

Other intangible assets consisted of the following:

September 26, 2009 (Unaudited)	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	768	(469)	299
Contractual customer relationships	485	(57)	428
Purchased software	272	(222)	50
Other intangible assets	150	(76)	74
Total	1,675	(824)	851

December 31, 2008 (Audited)	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	707	(365)	342
Contractual customer relationships	436	(22)	414
Purchased software	253	(200)	53
Other intangible assets	125	(71)	54
Total	1,521	(658)	863
The line Other intangible assets in the table above consists primarily of internally developed software.

The estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2009	62
2010	208
2011	185
2012	126
2013	68
Thereafter	202
Total	851

In the third quarter of 2009, the Company performed its annual impairment test on goodwill and indefinite long-lived assets, which did not evidence any additional impairment charge to be recorded as at September 26, 2009.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current and non-current assets on the consolidated balance sheets as at September 26, 2009 and December 31, 2008 are detailed in the table below:

	(Audited)							(Unaudited)
In millions of U.S. dollars	December 31, 2008	Increase in fair value included in OCI for available- for-sale marketable securities	Other than temporary decline in fair value included in earnings for available- for-sale marketable securities	Purchase	Sale	Foreign exchange result through P&L	Foreign exchange result through OCI	September 26, 2009

Aaa debt securities issued by the U.S. Treasury	-	-	-	770	(510)	-	-	260
Aaa debt securities issued by foreign governments	-	-	-	521	(394)	14	6	147
Senior debt Floating Rate Notes issued by financial institutions	651	4	-	-	(108)	-	1	548
Auction Rate Securities – Collateralized Debt Obligations	99	-	(72)	-	-	-	-	27
Auction Rate Securities – Credit-Linked Notes	143	-	-	-	-	-	-	143
Total	893	4	(72)	1,291	(1,012)	14	7	1,125

The floating rate notes and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at September 26, 2009, since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity between 10 and 40 years, were purchased in the Company’s account by Credit Suisse Securities LLC contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at September 26, 2009. On February 16, 2009, the Company announced that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”), in a full and final resolution of the issues submitted for determination, awarded the Company, in connection with such unauthorized auction rate securities, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, the Company is entitled to retain an interest award of approximately $27 million, out of which $25 million has already been paid, plus interest at the rate of 4.64% on the par value of the portfolio from December 31, 2008 until the Award is paid in full. The Company has petitioned the United States District Court for the Southern District of New York seeking enforcement of the award. Credit Suisse has responded by seeking to vacate the FINRA award. Upon receipt of the award, the Company will transfer ownership of the portfolio of unauthorized auction rate securities to Credit Suisse. Until the award is executed, the Company will continue to own the Auction Rate Securities and, consequently, will account for them in the same manner as in the prior periods.

All floating rate notes and auction-rate securities are classified as available-for-sale and recorded at fair value as at September 26, 2009, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except for those changes deemed to be other than temporary impairment. The $407 million invested in discounted government bonds as at September 26, 2009 are also classified as available-for-sale financial assets, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity.

The Company sold $108 million of floating rate notes in the first nine months of 2009. No significant gain or loss was included in earnings as a result of these sales, as reported in the consolidated statement of income for the first nine months of 2009. The Company reported as of September 26, 2009 a pre-tax increase in fair value on its floating rate note portfolio totaling $4 million. Out of the 15 investment positions in floating-rate notes, with the only exception of a senior floating rate note of Euro 15 million issued by Lehman Brothers whose impairment was recorded as other-than-temporary in the first nine months of 2008, 12 positions are in an unrealized loss position, which has been considered as temporary. For all floating rate notes, except the Lehman Brothers senior unsecured bonds described below, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the floating rate note portfolio is less than two years on average and the securities have a minimum Moody’s rating of A3 (with the only exception of the Lehman Brothers senior unsecured bonds), the Company expects the value of the securities to return to par as the final maturity is approaching. In addition, the Company does not expect to be required to sell the securities before maturity. As such, no credit loss has been identified on these instruments. Thus, under the new clarifying guidance on other-than-temporary impairments issued in April 2009, as described in details in Note 5, these declines in fair value are considered as temporary. As a result, the change in fair value is recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity  and no cumulative effect adjustment was recorded in the first nine months of 2009 upon adoption of such guidance. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

For the Lehman Brothers senior unsecured bonds, the Company has been measuring fair value since Lehman Brothers Chapter 11 filing on September 15, 2008 based on information received from a major credit rating entity. Such fair value information relies on historical recovery rates and is assessed to correspond to a level 3 fair value hierarchy.  At the date of Lehman Brothers Chapter 11 filing, the Company did not expect to recover the entire amortized cost basis of the securities and reported in earnings an other-than-temporary impairment charge representing 50% of the face value of the debt securities. Since all of this other-than-temporary impairment charge corresponded to credit losses, no cumulative effect adjustment was recorded in the first nine months of 2009 upon adoption of the new accounting guidance on recognition and presentation of other-than-temporary impairment charges. As at September 26, 2009, the Company assessed that it expected to recover the impaired amortized cost basis of the Lehman Brothers debt securities amounting to $11 million and no additional other-than-temporary impairment charge was recorded on the Lehman Brothers senior unsecured bonds in the nine months ended September 26, 2009.

The Company invested in 2009 $1,291 million in French and U.S. government bonds, of which $904 million was sold or matured in the first nine months of 2009. In the first nine months of 2009, the Company realized in earnings a $14 million exchange gain upon the sale of Euro 100 million French Government bonds. The change in fair value of the $407 million government debt securities classified as available-for-sale was not material as at September 26, 2009. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy. The duration of the government bonds portfolio is less than three months on average and the securities are rated Aaa by Moody’s.

Until the FINRA award is executed, the ownership of the auction-rate securities must be considered as a separate unit of accounting for impairment assessment. Consequently, upon adoption of the new accounting guidance on recognition and presentation of other-than-temporary impairment charges, the Company determined that in the assumption that the FINRA award was not executed the Company would not expect to recover the entire amortized cost basis of the securities resulting in an impairment of the securities based on credit losses. In addition the Company would intend to dispose of these securities. Consequently, the Company reported an other-than-temporary decline in fair value amounting to $72 million in the first nine months of 2009, which was immediately reported in the consolidated statement of income on the line “Other-than-temporary impairment charge on financial assets”.  As this impairment assessment was in line with past accounting practice, no cumulative effect adjustment was recorded in the first nine months of 2009 upon adoption of the new accounting guidance. From the first quarter of 2008, the fair value measure of these securities, which corresponds to a level 3 fair value hierarchy, was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which the Company believes approximates the orderly exit value in the current market. The estimated value of these securities could further decrease due to a deterioration of the corporate industry indexes used for the evaluation. Fair value measurement information is further detailed in Note 24.

13.	Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at September 26, 2009	As at December 31, 2008

Raw materials	65	76
Work-in-process	849	1,124
Finished products	385	640

Total Inventories, net	1,299	1,840

14.	Equity Investments

Numonyx

In 2007, the Company entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, the Company would sell its flash memory assets, including its NAND joint venture interest with Hynix as described below and other NOR resources, to the new company, which was called Numonyx Holdings B.V. (“Numonyx”), while Intel would sell its NOR assets and resources. In connection with this announcement, the Company reported in 2007 an impairment charge of $1,106 million to adjust the value of these assets to fair value less costs to sell.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Company contributed its flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at

$966 million, and $156 million in long-term subordinated notes, as described in Note 15. As a consequence of the final terms and balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, the Company incurred an additional pre-tax loss of $190 million for the year ended December 31, 2008, which was recorded in the first nine months of 2008.  The additional losses were reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income, as described in Note 7.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and the Company have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default, the banks will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was evaluated under the FASB guidance on guarantee liabilities. It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at September 26, 2009. As at September 26, 2009 the guarantee was not exercised. To the best of management’s knowledge, as at September 26, 2009, Numonyx was current on their debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future.

The Company accounts for its share in Numonyx under the equity method based on the results of the venture. In the valuation of Numonyx investment under the equity method, the Company applies a one-quarter lag reporting. For the nine months ended September 26, 2009, the line “Loss on equity investments” in the Company’s consolidated statement of income included the following amounts related to the investment in Numonyx: a charge of $158 million that represents the Company’s proportional share of the loss reported by Numonyx in the fourth quarter of 2008 through the first half of 2009 and a benefit of $60 million related to amortization of basis differences arising principally from impairment charges recorded by the Company in prior periods. Furthermore, the Company evaluates on a quarterly basis the fair value of its investment in Numonyx based upon a combination of an income approach, using net equity adjusted for net debt, and a market approach, using the metrics of comparable public companies, both in relation to actual results and the most updated available forecast. In the first nine months of 2009, the Company recorded an impairment charge of $200 million (recorded in its entirety in the first quarter of 2009) considered as other-than-temporary, resulting from a re-assessment by the Company of the fair value of its investment in Numonyx following the deterioration of both the global economic situation and the memory market segment, as well as a revision by Numonyx of its 2009 projected results. At September 26, 2009 the Company’s investment in Numonyx, including the amount of the debt guarantee, amounted to $198 million.

The Company’s current maximum exposure to loss as a result of its involvement with Numonyx is limited to its equity investment, its investment in subordinated notes and its debt guarantee obligation.

ST-Ericsson AT Holding

As discussed in Note 9, on February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG (“JVD”).  JVD, in which the Company owns 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture.  The Company has determined that JVD is a variable interest entity, but has determined that the Company is not the primary beneficiary of the entity.  Accordingly, the Company accounts for its noncontrolling interest in JVD under the equity method of accounting. The Company’s investment in JVD at the date of the transaction was valued at $99 million.  In the first nine months of 2009, the line “Loss on equity investments” in the Company’s consolidated statement of income included a charge of $24 million related to JVD, of which $9 million was recorded in the third quarter of 2009. This amount includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity investment, which was shown at $75 million on the consolidated balance sheet at September 26, 2009.

Hynix ST Joint Venture

In 2004, the Company signed a joint venture agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. Additionally, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint venture’s assets. On March 30, 2008, the investment in the joint venture, which amounted to $291 million at the time, was transferred to Numonyx upon the formation of that entity.

Due to regulatory and withholding tax issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets.  The $250 million, which has been on deposit since 2007, has been reported as “Restricted cash” on the consolidated balance sheet at September 26, 2009.  The debt guarantee resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The debt guarantee obligation continues to be reported on the line “Other non-current liabilities” in the consolidated balance sheet as at September 26, 2009, since the terms of the FMG deconsolidation did not include the transfer of the guarantee. As at September 26, 2009, the guarantee was not exercised. To the best of management’s knowledge as at September 26, 2009, the joint venture was current on their debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its indirect investment through Numonyx and the debt guarantee commitments.

Veredus

In the second half of 2008, the Company acquired 41.2% of ownership interest in Veredus Laboratories Pte. Ltd (“Veredus”), a company located in Singapore that sells diagnostic solutions to the medical market. The acquisition amounted to $11 million and was fully paid in 2008. The investment is aimed at joining forces with established and growing players in the medical diagnostic market, accelerating thus market adoption of the Company’s LabOnCHip technology and products. The Company accounts for its interest in Veredus under the equity method. In the valuation of the Veredus investment under the equity method, the Company applies a one-quarter lag reporting. The Company’s share in the results of Veredus, as reported on the line “Loss on equity investments” of the consolidated statement of income for the first nine months of 2009, was not material.

ATLab

In the second half of 2008, the Company acquired 8.1% of ownership interest in ATLab Inc. (“ATLab”), a Korean company which sells semiconductor devices to the optical mouse, touch screen and touch pad markets. With this investment, the Company intends to secure partnership in product development for the growing touch screen market. The acquisition, which included the purchase of equity and licenses totaled $4 million and was fully paid in 2008.

The Company has identified ATLab as a variable interest entity, but has determined that it is not the primary beneficiary of the entity. The Company has the ability to exercise significant influence on certain decisions of the entity. Consequently, the Company accounts for its interest in ATLab under the equity method. The Company’s share in the results of ATLab, as reported on the line “Loss on equity investments” of the consolidated statement of income for the first nine months of 2009, amounted to $1 million.

15.	Other Investments and Other Non-current Assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at September 26, 2009	As at December 31, 2008

Investments carried at cost	29	32
Available-for-sale equity securities	11	5
Held-for-trading equity securities	8	7
Long-term receivables related to funding	9	8
Long-term receivables related to tax refund	156	206
Debt issuance costs, net	6	7
Long-term notes from equity investment	171	168
Deposits and other non-current assets	45	44

Total other investments and other non-current assets	435	477

Investments carried at cost are equity securities with no readily determinable fair value.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

Long-term receivables related to tax refunds correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year. It also includes as at September 26, 2009 $117 million receivables from French tax authorities for research tax credits recognized in 2009, which were deemed to be grants in substance, following the enactment of the French Finance Act for 2008, which included several changes to the research tax credit regime (“Crédit Impôt Recherche”).

The Company received upon the creation of Numonyx long-term subordinated notes amounting to $156 million at inception, bearing interest at market rates and with a maturity as at March 30, 2038. These long-term notes yield 9.5% interest, generally payable in kind for seven years and in cash thereafter. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facilities and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired. These notes are also classified as available-for-sale financial assets. The nominal value of the notes was accreted since inception by $23 million of paid-in-kind interests receivable, of which $4 million was recognized in the third quarter of 2009. Changes in fair value were recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity and corresponded to a pre-tax cumulative $7 million deferred loss as of September 26, 2009. This decline in fair value was assessed to be temporary as the Company expects to recover the debt securities’ entire amortized cost basis, and, in compliance with the accounting guidance on other-than-temporary impairment charges on debt securities, it does not intend to sell the securities or is not more likely than not to be required to sell them before recovery.  Consequently, no cumulative effect adjustment was recorded upon adoption of the new accounting guidance. Fair value measurement, which corresponds to a level 3 fair value measurement hierarchy, is based on publicly available swap rates for fixed income obligations with similar maturities. Fair value measurement information is further detailed in Note 24.

16.	Financial debt

Long term debt consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	September 26, 2009	December 31, 2008

Bank loans:
2.10% due 2009, floating interest rate at Libor + 0.40%	50	50
2.56% due 2010, floating interest rate at Libor + 1.0%	45	50
Funding program loans:
2.00% (weighted average), due 2009, fixed interest rate	0	4
0.90% (weighted average), due 2010, fixed interest rate	19	24
3.28% (weighted average), due 2012, fixed interest rate	8	10
0.50% (weighted average), due 2013, fixed interest rate	3	2
0.50% (weighted average), due 2014, fixed interest rate	9	10
3.24% (weighted average), due 2017, fixed interest rate	68	72
0.31% due 2014, floating interest rate at Libor + 0.017%	120	120
0.53% due 2015, floating interest rate at Libor + 0.026%	56	65
0.54% due 2016, floating interest rate at Libor + 0.052%	136	136
0.92% due 2016, floating interest rate at Libor + 0.277%	180	180
0.69% due 2016, floating interest rate at Libor + 0.173%	200	200
Capital leases:
5.39% (weighted average), due 2011, fixed interest rate	11	15
Senior Bonds:
1.17%, due 2013, floating interest rate at Euribor + 0.40%	734	703
Convertible debt:
1.5% convertible bonds due 2016	1,046	1,036

Total debt	2,685	2,677
Less short-term debt	230	(123)
Total long-term debt	2,455	2,554

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after

March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.

17.	Earnings (Loss) per Share

Basic net earnings (loss) per share is computed based on net income (loss) attributable to parent company shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars, except per share amounts	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008

Basic loss per Share:
Net loss	(201)	(289)	(1,061)	(421)
Weighted average shares outstanding	878,302,815	890,300,486	876,430,836	896,829,308

Loss per Share (basic)	(0.23)	(0.32)	(1.21)	(0.47)

Diluted loss per Share:
Net loss	(201)	(289)	(1,061)	(421)

Weighted average shares outstanding	878,302,815	890,300,486	876,430,836	896,829,308

Number of shares used in calculating loss per Share	878,302,815	890,300,486	876,430,836	896,829,308

Loss per Share (diluted)	(0.23)	(0.32)	(1.21)	(0.47)

As of September 26, 2009, common shares issued were 910,319,305 shares, of which 32,005,308 shares were owned by the Company as treasury stock.

As of September 26, 2009, there were outstanding stock options exercisable into the equivalent of 38,305,675 common shares. There was also the equivalent of 42,699,840 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 42,694,216 for the 2016 bonds. None of these bonds have been converted to shares during the first nine months of 2009.

18.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of both funded and unfunded defined benefit pension plans and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of September 26, 2009, in compliance with the U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008

Service cost	(4)	(4)	(14)	(14)
Interest cost	(8)	(7)	(22)	(22)
Expected return on plan assets	4	4	11	13
Amortization of actuarial net loss (gain)	(1)	-	(4)	-
Amortization of prior service cost	(1)	(1)	(2)	(1)
Net periodic benefit cost	(10)	(8)	(31)	(24)
	Other long-term Benefits
	(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008

Service cost	(1)	(1)	(3)	(3)
Interest cost	-	-	(1)	-
Expected return on plan assets	-	-	-	-
Amortization of actuarial net loss (gain)	-	-	-	-
Amortization of prior service cost	-	-	-	(1)
Net periodic benefit cost	(1)	(1)	(4)	(4)

Employer contributions paid and expected to be paid in 2009 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2008.

19.	Dividends

At the Annual General Meeting of Shareholders on May 14, 2008, shareholders approved the distribution of $0.36 per share in cash dividends, payable in four equal quarterly installments. Through December 31, 2008, payments totaled $0.27 per share or approximately $240 million. The remaining $0.09 per share cash dividend was paid in the first half of 2009 for a total amount of $79 million, including the payment of $8 million for related withholding tax.

At the Company’s annual general meeting of shareholders held on May 20, 2009, the distribution of a cash dividend of $0.12 per common share to be paid in four equal installments was approved by the Company’s shareholders. First payment occurred in the second quarter of 2009 and amounted to $26 million. Second payment occurred in the third quarter of 2009 and amounted to $26 million, including the payment of $3 million for related withholding tax.

20.	Treasury Stock

As announced on April 2, 2008 following the authorization by the Supervisory Board to repurchase up to 30 million shares of its common stock, the Company acquired in 2008 29,520,220 shares, for a total amount of approximately $313 million, of which $231 million was paid in the first nine months of 2008. The repurchase was reflected at cost as a reduction of the shareholders’ equity. This repurchase intends to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares including such plans as approved by the 2005, 2006, 2007 and 2008 Annual General Meeting of Shareholders. As of September 26, 2009, 10,914,912 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 4,025,164 in the first nine months of 2009.

As of September 26, 2009, the Company owned a number of treasury shares equivalent to 32,005,308.

21.	Contingencies and Uncertainties in Income Tax Positions

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

With the adoption in 2007 of additional guidance on uncertain tax positions, the Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities.  The amount of unrecognized tax benefits increased by approximately $52 million during the first nine months of 2009, with respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. As for any estimate, the amount of the unrecognized tax benefit could change in the future based upon new events. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at September 26, 2009 and December 31, 2008 and in the consolidated statements of income for the first nine months of 2009 and 2008 are not material. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1997 to 2008.

22.	Claims and Legal Proceedings

The Company has received and may in the future receive communications alleging possible infringements of third party intellectual property rights. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation is unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which individually, or in the aggregate, could have a material adverse effect on the Company’s results of operations, cash flow or financial position, as well as impair its ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations. These matters mainly include the risks associated with claims from customers or other parties. The Company accrues for these loss contingencies when the loss is considered probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses, to determine whether any accruals need to be made or adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to the Company’s interests, or in the event, based on new evidence or communications the Company needs to change its evaluation regarding a third-party claim, this could entail a material adverse effect on its operations or financial condition at the time.

Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company has not identified any probable loss, which may arise out of current litigation.

23.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The primary risks managed by using derivative instruments are foreign currency risk and interest rate risk. Currency forward contracts and options are entered into to manage the foreign exchange risk associated with forecasted transactions and to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. In 2006, the Company entered into cancellable interest rate swaps with a combined notional value of $200 million to partially offset the interest rate mismatch by hedging a portion of the convertible bonds due 2016 carrying a fixed interest rate. The fair value hedge relationship was discontinued in the fourth quarter of 2008 and the swaps were unwound in the first quarter of 2009.

Foreign exchange risk

Cash Flow Hedge

To reduce its exposure to foreign exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of foreign currency forward contracts and currency options.

These derivative instruments are designated and qualify for cash flow hedge. They are reflected at their fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts and currency options used as hedges are effective at reducing the Euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The ineffective portion of the hedge is immediately reported in “Other income and expenses, net” in the consolidated statements of income. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “Other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and corporate costs, the hedge relationship is entered into for an amount between 50% and 80% of the total forecasted invoicing for the following quarter; (ii) for manufacturing costs, the hedge relationship is entered into for an amount between 40% and 70% of the total forecasted invoicing for the following quarter. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 12 months.

As at September 26, 2009, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on R&D forecasted costs	Notional amount for hedge on manufacturing forecasted costs

Forward contracts	438	333
Currency options	5	35

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Interest rate risk

The Company’s interest rate risk arises mainly from long-term borrowings at fixed rates. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

Fair Value Hedge

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The hedge relationship was designated as fair value hedge until November 1, 2008. The cancellable swaps converted the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. The criteria for designating a derivative as a hedge included evaluating whether the instrument was highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness was assessed on both a prospective and retrospective basis at each reporting period. Any ineffectiveness of the hedge relationship was recorded as a gain or loss on derivatives as a component of “Other income and expenses, net” in the consolidated statements of income. As at September 27, 2008 the cancellable swaps met the criteria for designation as a fair value hedge and, as such, both the swaps and the hedged portion of the bonds were reflected at their fair values in the consolidated balance sheet. The net gain recognized in “Other income and expenses, net” for the nine months ended September 27, 2008 as a result of the ineffective portion of this fair value hedge amounted to $1 million.

At December 31, 2008 the cancellable swaps were not designated as fair value hedge and were reported as held-for-trading financial assets on the line “Other receivables and assets” of the consolidated balance sheet. The Company determined that the swaps had been no longer effective at offsetting changes in the fair value of the hedged bonds since November 1, 2008 and the fair value hedge relationship was consequently discontinued on that date. The cancellable swaps were unwound in the first quarter of 2009, which generated a non-operating loss of $8 million reported on the line “Loss on sale of financial assets” in the consolidated statement of income and proceeds totaling $26 million in the consolidated cash flow statement for the nine months ended September 26, 2009.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at September 26, 2009 and December 31, 2008 is presented in the table below:

In millions of U.S. dollars	As at September 26, 2009		As at December 31, 2008
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other receivables and assets	70	Other receivables and assets	19
Currency options	Other receivables and assets	-	Other receivables and assets	8
Total derivatives designated as hedging instruments		70		27

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other receivables and assets	7	Other receivables and assets	10
Currency options	Other receivables and assets	-	Other receivables and assets	-
Cancellable swaps		-	Other receivables and assets	34
Total derivatives not designated as hedging instruments:		7		44

Total Derivatives		77		71

In millions of U.S. dollars	As at September 26, 2009		As at December 31, 2008
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(3)
Currency options	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(1)
Total derivatives designated as hedging instruments		(1)		(4)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other payables and accrued liabilities	(3)	Other payables and accrued liabilities	(1)
Currency options	Other payables and accrued liabilities	-	Other payables and accrued liabilities	-
Total derivatives not designated as hedging instruments:		(3)		(1)

Total Derivatives		(4)		(5)

The effect on the consolidated statements of income for the three months and nine months ended September 26, 2009 and September 27, 2008 of derivative instruments designated as fair value hedge is presented in the table below:

In millions of U.S. dollars	Location of gain (loss) recognized in earnings on derivative	Amount of gain (loss) recognized in earnings on derivative
		Three months ended		Nine months ended
		September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
Cancellable swaps	Interest income, net	-	-	-	-
	Other income and expenses, net	-	-	-	1

The effect on the consolidated statements of income for the three months and nine months ended September 26, 2009 and September 27, 2008 and on the Other comprehensive income (“OCI”) as reported in the statement of changes in equity as at September 26, 2009 and December 31, 2008 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Nine months ended
	September 26, 2009	December 31, 2008		September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
Foreign exchange forward contracts	33	11	Cost of sales	17	1	14	9
Foreign exchange forward contracts	5	2	Selling, general and administrative	3	-	4	1
Foreign exchange forward contracts	34	4	Research and development	14	(1)	19	5

Currency options	-	1	Cost of sales	-	-	(4)	8
Currency options	-	-	Selling, general and administrative	-	-	(1)	2
Currency options	-	-	Research and development	-	-	(3)	5

Total	72	18		34	-	29	30

No significant ineffective portion of the cash flow hedge relationships and no amount excluded from effectiveness assessment was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the three months and nine months ended September 26, 2009 and September 27, 2008.

The effect on the consolidated statements of income for the three months and nine months ended September 26, 2009 and September 27, 2008 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain (loss) recognized in earnings
		Three months ended		Nine months ended
		September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
Foreign exchange forward contracts	Other income and expenses, net	2	(9)	(4)	(9)
Currency options	Other income and expenses, net	-	-	-	-

Total		2	(9)	(4)	(9)

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

24.	Fair Value Measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at September 26, 2009:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	September 26, 2009
In millions of U.S. dollars
Available-for-sale debt securities	1,125	944	-	181
Available-for-sale equity securities	11	11	-	-
Available-for-sale long term subordinated notes	171	-	-	171
Equity securities held for trading	8	8	-	-
Derivative instruments designated as cash flow hedge	69	69	-	-
Derivative instruments not designated as hedge	4	4	-	-
Total	1,388	1,036	-	352

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between December 31, 2008 and September 26, 2009 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2008	421
Other-than-temporary impairment charge included in earnings	(72)
Temporary decline in fair value on Numonyx subordinated notes – pre-tax	(8)
Paid-in-kind interest on Numonyx subordinated Notes	11
September 26, 2009	352

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	72

The table below details assets (liabilities) measured at fair value on a nonrecurring basis as at September 26, 2009:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	September 26, 2009

Investments in equity securities carried at cost	29	-	-	29
Numonyx equity investment	198	-	-	198
Long-lived assets to be disposed of	33	-	33	-
Total	260	-	33	227

As described in detail in Note 7, long-lived assets held for sale in the first nine months of 2009 with a carrying amount of $58 million was written-down to their fair value of $33 million, resulting in an impairment charge of $25 million. These assets were reclassified as current assets on the line “Assets held for sale” on the consolidated balance sheet as at September 26, 2009. Goodwill with a carrying amount of $6 million was written-off in the first quarter of 2009 as a result of impairment testing, as described in detail in Note 7.

In the first nine months of 2009, the Company also incurred a $200 million impairment charge on Numonyx equity investment, resulting from a re-assessment by the Company of the fair value of its investment following the deterioration of both the global economic situation and the memory market segment, as well as a revision by Numonyx of its 2009 projected results. Such impairment charge is described in detail in Note 14.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between December 31, 2008 and September 26, 2009 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2008	528
Other-than-temporary impairment charge included in earnings on the line “Loss on equity investments”	(200)
Other-than-temporary impairment charge included in earnings on the line “Impairment, restructuring charges and other related closure costs”	(3)
Equity share in Numonyx loss	(98)
September 26, 2009	227

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	209

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at September 26, 2009 and as at December 31, 2008:

	2009		2008
Description	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Long-term debt
- Bank loans (including current portion)	905	904	938	937
- Senior Bonds	734	705	703	580
- Convertible debt	1,046	1,011	1,036	918
Total	2,685	2,620	2,677	2,435

The table below details securities that currently are in an unrealized loss position.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of September 26, 2009.

	September 26, 2009
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	234	(4)	303	(9)	537	(13)
Long-term subordinated notes	171	(7)	-	-	171	(7)
Total	405	(11)	303	(9)	708	(20)

The methodologies used to estimate fair value are as follows:

Marketable securities

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for the identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following Lehman Brothers Chapter 11 filing. Fair value measurement for these debt securities relies on information received from a major credit rating entity based on historical recovery rates.

For auction rate securities, which are debt securities without available observable market price, the Company establishes fair value by reference to public available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, as described in detail in Note 12.

Foreign exchange forward contracts and currency options

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments.

Equity securities held for trading

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Numonyx equity investment

The non-recurring fair value measurement is based upon a combination of an income approach, using net equity adjusted for net debt, and a market approach, using metrics of comparable public companies, which the Company assesses as a fair approximation of the orderly exit value in the current market.

Subordinated notes received in Numonyx transaction

The fair value of these instruments is estimated based on publicly available fixed interest swap rates for instruments with similar maturities, taking into account the credit risk profile of the issuer of the debt securities.

Long-term debt and current portion of long-term debt

The fair value of long-term debt for disclosure purposes was determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

25.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.

The Company also designs, develops, manufactures and markets subsystems and modules for a wide variety of products in the telecommunications, automotive and industrial markets in its Subsystems division. Based on its immateriality, the Company does not report information separately for Subsystems.

Since March 31, 2008, following the creation with Intel of Numonyx, an independent semiconductor company from the key assets of its and Intel’s Flash memory business (“FMG deconsolidation”), the Company has ceased reporting the FMG segment.

Starting August 2, 2008, the Company reorganized its groups. A new segment was created to report wireless operations. In addition, as of February 3, 2009, the Company added the EMP product line to its Wireless segment.

The organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”), comprised of four product lines:

o	Home Entertainment & Displays (“HED”);

o	Automotive Products Group (“APG”);

o	Computer and Communication Infrastructure (“CCI”); and

o	Imaging (“IMG”), starting January 1, 2009.

•	Industrial and Multisegment Products Sector (“IMS”), comprised of:

o	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•
Starting February 3, 2009, as a consequence of the merger of ST-NXP Wireless and Ericsson Mobile Platforms to create ST-Ericsson with Ericsson, the Wireless segment (“Wireless”) has been adjusted and is comprised of:

o	Wireless MultiMedia (“WMM”);

o	Connectivity & Peripherals (“C&P”);

o	Cellular Systems (“CS”);

o	Mobile Platforms (“MP”);

in which, since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

o	Other Wireless, in which the Company reports manufacturing margin, R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

The Company has restated its results in prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods.

The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets,  including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment.

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008

Net revenues by product segment:
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	852	1,085	2,201	3,231
Industrial and Multisegment Products Sector (IMS)	694	901	1,787	2,538
Wireless segment	704	696	1,873	1,454
Flash Memories Group (FMG)	-	-	-	299
Others(1)	25	14	66	44

Total consolidated net revenues	2,275	2,696	5,927	7,566
(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

Net revenues by product segment and by product line:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S dollars	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008

Net revenues by product lines:
Home Entertainment & Displays (“HED”)	189	292	551	813
Automotive Products Group (“APG”)	293	370	715	1,176
Computer and Communication Infrastructure (“CCI”)	257	280	625	837
Imaging (“IMG”)	113	143	301	398
Others	-	-	9	7
Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	852	1,085	2,201	3,231
Analog Power and Micro-Electro-Mechanical Systems (“APM”)	498	646	1,277	1,839
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	196	255	509	699
Others	-	-	1	-
Industrial and Multisegment Products Sector (“IMS”)	694	901	1,787	2,538
Wireless Multi Media (“WMM”)	291	382	806	1,014
Connectivity & Peripherals (“C&P”)	111	160	319	286
Cellular Systems (“CS”) (1)	221	154	530	154
Mobile Platforms (“MP”)	81	-	209	-
Others	-	-	9	-
Wireless segment	704	696	1,873	1,454
Others	25	14	66	44
Flash Memories Group (“FMG”)	-	-	-	299
Total consolidated net revenues	2,275	2,696	5,927	7,566

(1) “CS” includes the largest part of the revenues contributed by NXP Wireless.

Operating income (loss) by product segment

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008

Operating income (loss) by product segment:
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	(36)	58	(148)	118
Industrial and Multisegment Products Sector (IMS)	27	154	22	381
Wireless segment	(75)	22	(307)	12
Flash Memory Group segment (FMG)	-	-	-	16
Total operating income (loss) of product segments	(84)	234	(433)	527
Others(1)	(112)	(179)	(583)	(586)

Total consolidated operating income (loss)	(196)	55	(1,016)	(59)

 (1) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008

Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	(84)	234	(433)	527
Strategic and other research and development programs	(3)	(7)	(10)	(14)
Acquired In-Process R&D and other non-recurring purchase accounting items	-	(133)	-	(154)
R&D funding	(9)	-	(9)
Start up / Phase out costs	(3)	(5)	(37)	(12)
Impairment, restructuring charges and other related closure costs	(53)	(22)	(194)	(390)
Unused capacity charges	(47)	-	(309)	-
Consulting fees related to business combinations	-	-	(8)	-
Manufacturing services	6	-	12	-
Other non-allocated provisions(1)	(3)	(12)	(28)	(16)
Total operating loss Others	(112)	(179)	(583)	(586)

Total consolidated operating income (loss)	(196)	55	(1,016)	(59)

(1) Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 30, 2009	By:	/s/ Carlo Bozotti

		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board

 Enclosure: STMicroelectronics N.V.’s Third Quarter and First Nine Months 2009:

●	Operating and Financial Review and Prospects;
●	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity and related Notes; and
●	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.